Exhibit (a) (1) (A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ORTHOVITA, INC.

at

$3.85 NET PER SHARE

by

OWL ACQUISITION CORPORATION

an indirect wholly owned subsidiary of

STRYKER CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JUNE 24, 2011, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

Owl Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Orthovita, Inc., a Pennsylvania corporation (“Orthovita”), at a purchase price of $3.85 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 16, 2011 (as it may be amended from time to time, the “Merger Agreement”), among Stryker, Purchaser and Orthovita. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Orthovita (the “Merger”), with Orthovita continuing as the surviving corporation and an indirect wholly owned subsidiary of Stryker. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) by Orthovita or any wholly-owned subsidiary of Orthovita or by Stryker or Purchaser, which Shares will be canceled and cease to exist or (ii) by shareholders who validly exercise dissenters rights under Pennsylvania law, if applicable, with respect to such Shares) will be canceled and converted into the right to receive $3.85 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition and the Antitrust Condition (each as described below). The condition referred to as the “Minimum Condition” requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer represents at least a majority of the Shares outstanding on a fully-diluted basis (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of the guarantee). The condition referred to as the “Antitrust Condition” requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

May 27, 2011

The Orthovita board of directors by a unanimous vote of those voting at a meeting at which all the directors of Orthovita were present (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the shareholders of Orthovita and (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Orthovita board of directors recommends, by the unanimous vote of the directors who voted, that Orthovita’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement.

A summary of the principal terms of the Offer appears on pages S-i through S-viii. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together (except in the case of Shares held in a book-entry/direct registration account maintained by Orthovita’s transfer agent) with certificates representing the Shares tendered or follow the procedure for book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares. If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

Email: info@innisfreema.com

1

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase or the Letter of Transmittal. You are urged to read carefully this Offer to Purchase and the Letter of Transmittal in their entirety. Stryker and Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Orthovita contained herein and elsewhere in this Offer to Purchase has been provided to Stryker and Purchaser by Orthovita or has been taken from or is based upon publicly available documents or records of Orthovita on file with the SEC or other public sources at the time of the Offer. Stryker and Purchaser have not independently verified the accuracy and completeness of such information. Stryker and Purchaser have no knowledge that would indicate that any statements contained herein relating to Orthovita provided to Stryker and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.01 per share, of Orthovita, Inc., a Pennsylvania corporation

Price Offered Per Share	$3.85 in cash, without interest thereon and less any applicable withholding taxes

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of June 24, 2011, unless the Offer is extended. See Section 1 — “Terms of the Offer.”

Purchaser	Owl Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation

Who is offering to buy my securities?

Owl Acquisition Corporation, a Delaware corporation (“Purchaser”), which was formed for the purpose of making the Offer, is offering to buy your Shares. Purchaser is an indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”). See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Stryker and Purchaser.”

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 16, 2011, among Stryker, Purchaser and Orthovita, Inc. (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Orthovita, Inc. (the “Merger”). See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement” and Section 15 — “Certain Conditions of the Offer.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Stryker. We use the term “Stryker” to refer to Stryker Corporation alone, the term “Purchaser” to refer to Owl Acquisition Corporation alone and the term “Orthovita” refers to Orthovita, Inc.

S-i

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Orthovita upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer, as it may be amended or supplemented from time to time, and we use the term “Shares” to refer to shares of Orthovita common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $3.85 per Share, in cash, without interest and less any applicable withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you hold your Shares through a broker, banker or other nominee, and your broker tenders your Shares on your behalf, your broker, banker or other nominee may charge you a fee for doing so. You should consult your broker, banker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes, we have sufficient resources available to us. We estimate that we will need approximately $340.8 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which includes making payment in respect of outstanding in-the-money stock options and unvested restricted stock) and to repay certain existing debt of Orthovita. Stryker intends to provide Purchaser with the funds necessary to fund these payments with cash on hand. As of March 31, 2011, Stryker had approximately $2,886 million in cash and cash equivalents and marketable securities.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

S-ii

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of June 24, 2011, to tender your Shares in the Offer, unless we extend the Offer, in which event you will have until the date and time to which the Offer has been so extended. In this Offer to Purchase, we refer to the date and time of expiration of the Offer, as it may be extended, as the “Expiration Date.” If you cannot deliver everything that is required in order to make a valid tender by the Expiration Date, you may be able to use a guaranteed delivery procedure, which is described in this Offer to Purchase. In addition, if we decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. Pursuant to the Merger Agreement, we are required to extend the Offer beyond the initial Expiration Date:

•

except as otherwise agreed by Orthovita prior to any then-scheduled Expiration Date, on one or more occasions, in consecutive increments of up to ten business days each, up to and including November 16, 2011, until the Antitrust Condition is satisfied or waived by us; and

•

on a single occasion for a ten business day period, if on any then-scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions are satisfied; provided that we will not be required to extend the Offer beyond November 16, 2011.

We may, in our sole discretion, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or NASDAQ Stock Market applicable to the Offer.

We also may, in our sole discretion, on one or more occasions, extend the Offer on one or more occasions in consecutive increments of up to ten business days each for any period up to and including November 16, 2011, if, on any then-scheduled Expiration Date, any of the conditions to the Offer has not been satisfied or waived by us. We may also, in our sole discretion, increase the Offer Price and extend the Offer to the extent required by applicable law in connection with such increase up to and including November 16, 2011.

We also may, in our sole discretion, choose to provide for a subsequent offering period or one or more extensions thereof in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) if, as of the commencement of such period, there shall not have been validly tendered and not properly withdrawn pursuant to the Offer at least 80% of the then outstanding Shares (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee). A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered; you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

S-iii

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

If we elect to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire (in the case of an election by us to provide a subsequent offering period) or the date of the previously-scheduled termination of the prior subsequent offering period (in the case of an election by us to extend the subsequent offering period).

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition and the Antitrust Condition (each as described below). The condition referred as the “Minimum Condition” requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer represents at least a majority of the Shares outstanding on a fully-diluted basis (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of the guarantee). The condition referred to as the “Antitrust Condition” requires that any applicable waiting period under the HSR Act has expired or been terminated. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

We expressly reserve the right to waive any of the conditions to the Offer and to make other changes in the terms and conditions of the Offer, but we cannot, without Orthovita’s prior written consent, (1) amend or waive the Minimum Condition, (2) change the form of consideration payable in the Offer, (3) decrease the Offer Price, (4) decrease the number of Shares sought in the Offer, (5) impose conditions to the Offer that are in addition to the Minimum Condition, the Antitrust Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer”, (6) otherwise amend or modify the Offer in any manner materially adverse to the holders of Shares or (7) extend the Expiration Date of the Offer except as permitted under the Merger Agreement.

See Section 1 — “Terms of the Offer” and Section 15 — “Certain Conditions of the Offer.”

S-iv

Have any Orthovita shareholders agreed with Stryker or Purchaser to tender their Shares?

Yes. Shareholders owning approximately 13.3% of the outstanding Shares have entered into tender and voting agreements (the “Tender and Voting Agreements”) with Stryker and Purchaser. Pursuant to the Tender and Voting agreements, these shareholders have agreed to tender their Shares in the Offer. See Section 11 — “The Merger Agreement; Other Agreements.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer (1) in the case of Shares represented by certificates, by delivering to the Depositary a completed and signed Letter of Transmittal, the certificates representing your Shares and any other documents required by the Letter of Transmittal, (2) in the case of Shares held in a book-entry/direct registration account maintained by Orthovita’s transfer agent (and not through a financial institution that holds the Shares in book-entry form as a participant in the system of The Depositary Trust Company), by delivering to the Depositary a completed and signed Letter of Transmittal or (3) if you are a participant in the system of The Depositary Trust Company, by following the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, in each case not later than the date and time the Offer (or subsequent offering period, if any) expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the expiration of the Offer, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee, not later than the date and time the Offer expires, that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within three NASDAQ Global Select Market (“Nasdaq”) trading days after the date of execution of the Notice of Guaranteed Delivery by the eligible institution. These procedures for guaranteed delivery may not be used during any subsequent offering period.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired. Pursuant to Section 14(d)(5) of the Exchange Act, however, Shares may be withdrawn at any time after July 25, 2011, which is 60 days from the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided.

See Section 4 — “Withdrawal Rights.”

S-v

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Orthovita board of directors think of the Offer?

The Orthovita board of directors by a unanimous vote of those voting at a meeting at which all the directors of Orthovita were present (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the shareholders of Orthovita and (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Orthovita board of directors recommends by the unanimous vote of the directors who voted, that Orthovita’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement.

A more complete description of the reasons of approval of the Offer and the Merger by the Orthovita board of directors is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Orthovita.

If the Offer is completed, will Orthovita continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger. If the Merger takes place, Orthovita no longer will be publicly owned and will cease to be listed on Nasdaq, and Orthovita will cease to make filings with the SEC and to comply with the SEC rules regarding public companies. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that Orthovita’s common stock will no longer be eligible to be traded through Nasdaq or other securities exchanges, there may not be an active public trading market for Orthovita common stock and Orthovita may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into Orthovita and all of the then outstanding Shares (other than Shares held (1) by Orthovita or any wholly-owned subsidiary of Orthovita or by Stryker or Purchaser, which Shares will be canceled and cease to exist, or (2) by shareholders who validly exercise dissenters rights under Pennsylvania law, if applicable, with respect to such Shares) will be canceled and converted into the right to receive $3.85 or any greater per Share price paid in the Offer, without interest and less any applicable withholding taxes. If we accept and purchase Shares in the

S-vi

Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Orthovita. Furthermore, if pursuant to the Offer or otherwise we own at least 80% of the outstanding Shares, we may effect the Merger without any further action by the shareholders of Orthovita.

See Section 11 — “The Merger Agreement; Other Agreements.”

If the Merger is consummated, Orthovita’s shareholders who do not tender their Shares in the Offer will, unless they validly exercise dissenters rights, if applicable (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (1) you will be paid earlier if you tender your Shares in the Offer and (2) dissenters rights will not be available to you if you tender Shares in the Offer but may be available to you in the Merger. See Section 17 — “Dissenters Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of Orthovita’s shareholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares, and the Shares that remain outstanding after the Offer may no longer be eligible to be traded through Nasdaq or other securities exchanges. Also, as described in Section 13 — “Certain Effects of the Offer” below, Orthovita may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On May 13, 2011, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $2.73. On May 26, 2011, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $3.84. The Offer Price represents a 41% premium over the May 13, 2011 closing stock price. We encourage you to obtain a recent price for Shares in deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have dissenters rights in connection with the Offer?

No. However, if you so choose, you may be entitled to exercise dissenters rights in the Merger. You will be entitled to dissenters rights in the Merger only if (i) prior to the Merger (A) the Shares are no longer designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or listed on a national securities exchange and (B) the Shares are beneficially and of record held by 2,000 persons or less or (ii) Purchaser owns 80% of the Shares and the Merger is consummated as a “short-form” merger pursuant to Section 1924(b)(1)(ii) of the Pennsylvania Business Corporation Law (as amended, the “Business Corporation Law). If you properly exercise your dissenters rights, you will be entitled to receive either the amount that the surviving corporation estimates to be the fair value of your Shares or, if you disagree with that valuation, whatever consideration may be determined to be due to you by a court pursuant to the applicable provision of the Business Corporation Law. Your right to seek an dissenters under Pennsylvania law will be forfeited if you do not comply with the requirements of the Business Corporation Law relating to dissenters rights.

See Section 17 — “Dissenters Rights.”

S-vii

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under any Orthovita equity compensation plan (“Options”). Pursuant to the Merger Agreement, each unexercised Option that is outstanding immediately prior to the effective time of the Merger, whether or not vested, will be canceled, and, in exchange for such Option, each former holder of each such Option will be entitled to receive an amount in cash (without interest and less any applicable withholding taxes) equal to the excess of the Offer Price over the exercise price per share of such Option. Options with a per Share exercise price that is equal to or greater than the Officer Price and that are outstanding and unexercised immediately prior to the effective time of the Merger, whether or not vested, will be canceled at the effective time of the Merger without consideration.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options and Stock Appreciation Rights.”

What will happen to my unvested restricted stock in the Offer?

Each outstanding share of restricted stock granted pursuant to any Orthovita equity compensation plan will become fully vested and will be treated in accordance with the Merger Agreement in the same manner as other Shares outstanding immediately prior to the effective time of the Merger.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Restricted Stock.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 — “Certain United States Federal Income Tax Consequences to U.S. Holders of Shares” for a more detailed discussion of the tax treatment of the Offer and the Merger.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Whom should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated at (888) 750-5834 (toll free). Banks and brokers may call collect at (212) 750-5833. Innisfree M&A Incorporated is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase for additional contact information.

S-viii

To the Holders of

Shares of Common Stock of Orthovita Corporation:

INTRODUCTION

Owl Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Orthovita, Inc., a Pennsylvania corporation (“Orthovita”), at a purchase price of $3.85 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended or supplemented from time to time, this “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of May 16, 2011 (as it may be amended from time to time, the “Merger Agreement”), among Stryker, Purchaser and Orthovita. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Orthovita (the “Merger”) with Orthovita continuing as the surviving corporation and an indirect wholly owned by Stryker. Pursuant to the Merger Agreement, at the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (1) by Orthovita or any wholly-owned subsidiary of Orthovita or by Stryker or Purchaser, which Shares will be canceled and cease to exist, or (2) by shareholders who validly exercise their dissenters rights under Pennsylvania law, if applicable, in connection with the Merger as described in Section 17 — “Dissenters Rights”) will be canceled and converted into the right to receive $3.85 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Orthovita stock options and restricted stock.

Stryker has agreed to provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

Tendering shareholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Orthovita board of directors by a unanimous vote of those voting at a meeting at which all the directors of Orthovita were present (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the shareholders of Orthovita and (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Orthovita board of directors recommends, by the unanimous vote of the directors who voted, that Orthovita’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition and the Antitrust Condition (each as described below). The condition referred to as the “Minimum Condition” requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer represents at least a majority of the Shares outstanding on a fully-diluted basis, excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of the guarantee). The condition referred to as the “Antitrust Condition” requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”) has expired or been terminated. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

Orthovita has advised Stryker that, on May 16, 2011, J.P. Morgan Securities LLC (“J.P. Morgan”), Orthovita’s financial advisor in connection with the Offer and the Merger, rendered its opinion to the Orthovita board of directors to the effect that, based upon and subject to the contents of such opinion, including the various assumptions, qualifications and limitations set forth therein and as of such date, the consideration to be paid by the holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of JP Morgan, dated May 16, 2011, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by JP Morgan in rendering such opinion, will be attached as an annex to Orthovita’s Solicitation/Recommendation Statement on Schedule 14D-9 to be filed with the Securities and Exchange Commission (“SEC”) and mailed to Orthovita’s shareholders by Orthovita. JP Morgan’s opinion is directed only to the fairness, as of the date of the opinion and from a financial point of view, to the holders of the Shares of the consideration to be received by the holders of Shares in the Offer and the Merger and does not constitute a recommendation to the Orthovita board of directors, any of Orthovita’s shareholders, or any other person as to how any such person should vote or act with respect to the Offer or the Merger or whether any Orthovita shareholder should tender Shares in the Offer or any other offer.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of shareholders of Orthovita, if required by Pennsylvania law. Under Pennsylvania law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of Orthovita’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Orthovita’s shareholders. If we accept and purchase Shares in the Offer, we will have sufficient voting power to adopt the Merger Agreement without the affirmative vote of any other shareholder of Orthovita. In addition, Pennsylvania law provides that if a corporation owns at least 80% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the shareholders of such other corporation. Under the Merger Agreement, if Stryker or Purchaser acquires at least 80% of the outstanding Shares, Stryker, Purchaser and Orthovita agreed, subject to the conditions to the Merger specified in the Merger Agreement, to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of Orthovita, in accordance with Section 1924(b) of the Pennsylvania Business Corporation Law (as amended, the “Business Corporation Law”).

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and promptly after the Expiration Date pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of June 24, 2011, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction or waiver (to the extent permitted under the Merger Agreement) of the Minimum Condition, the Antitrust Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, we expressly reserve the right, in our sole discretion, at any time or from time to time, (1) to terminate the Offer if any of the conditions set forth in Section 15 — “Certain Conditions of the Offer” have not been satisfied, (2) to waive any condition to the Offer or (3) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

The rights reserved by us as described in the preceding paragraph are in addition to the rights described in Section 15 — “Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Under the Merger Agreement, we expressly reserve the right to waive any of the conditions to the Offer and to make other changes in the terms and conditions of the Offer, but we cannot, without Orthovita’s prior written consent, (1) amend or waive the Minimum Condition, (2) change the form of consideration payable in the Offer, (3) decrease the Offer Price, (4) decrease the number of Shares sought in the Offer, (5) impose conditions to the Offer that are in addition to the Minimum Condition, the Antitrust Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer”, (6) otherwise amend or modify the Offer in any manner materially adverse to the holders of Shares or (7) extend the Expiration Date of the Offer except as permitted under the Merger Agreement.

Under the Merger Agreement, we may, in our sole discretion, extend the Offer on one or more occasions in consecutive increments of up to ten business days each, for any period up to and including November 16, 2011, if, on any then-scheduled Expiration Date, any of the Offer Conditions has not been satisfied or waived in writing by us. In addition, under the Merger Agreement, we may, in our sole discretion, increase the Offer Price and extend the Offer up to and including November 16, 2011, to the extent required by law in connection with such increase. We may also, in our sole discretion, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or Nasdaq applicable to the Offer.

Under the Merger Agreement, except as otherwise agreed by Orthovita prior to any then-scheduled Expiration Date, we must extend the Offer on one or more occasions in consecutive increments of up to ten business days each, up to and including November 16, 2011, until the Antitrust Condition is satisfied or waived by us. In addition, we must extend the Offer on a single occasion for a ten business day period, if on any then-scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions set forth in Section 15 — “Certain Conditions of the Offer” are satisfied; provided that we are not required to extend the Offer beyond November 16, 2011.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to shareholders and investor response.

If, on or prior to the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all shareholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. In addition, if, between the date of the Merger Agreement and effective time of the Merger, the Shares are changed into, or exchanged for, a different number or class of shares by reason of any stock dividend, split, combination, subdivision or reclassification of shares, reorganization, recapitalization or other similar transaction, then the Offer Price payable per Share shall be adjusted to the extent appropriate to fairly reflect the effects of such transaction

We have agreed not to terminate the Offer prior to any scheduled Expiration Date without the prior written consent of Orthovita, except if the Merger Agreement is terminated in accordance with its terms. If we terminate the Offer, or the Merger Agreement is terminated prior to our acquisition of Shares in the Offer, the Depositary will promptly return, in accordance with applicable law, all Shares that have been tendered in the Offer to the registered holders of such Shares.

Under the Merger Agreement, we may, in our sole discretion, choose to provide for a subsequent offering period or one or more extensions thereof in accordance with Rule 14d-11 under the Exchange Act if, as of the commencement of such period, there shall not have been validly tendered and not properly withdrawn pursuant to the Offer at least 80% of the then outstanding Shares (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee). The subsequent offering period, if included, will be an additional period of at least three business days, beginning on the next business day following the expiration of the Offer, during which shareholders may tender, but not withdraw, any of their remaining Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered and not properly withdrawn during the initial offering period. During a subsequent offering period, tendering shareholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

We do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement of such determination will be made no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date (in the case of an election by us to provide a subsequent offering period) or date of the previously-scheduled termination of the subsequent offering period (in the case of an election by us to extend the subsequent offering period).

Orthovita has provided us with Orthovita’s shareholder list and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other tender offer materials to holders of Shares. Copies of the Offer to Purchase and the Letter of Transmittal, in each case as of May 27, 2011, will be mailed to record holders of Shares whose names appear on Orthovita’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly after the Expiration Date pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or prior to the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act and the terms of the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases (including during any subsequent offering period), we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (1) except in the case of Shares held in a book-entry/direct registration account maintained by Orthovita’s transfer agent (a “DRS Account”) (and not through a financial institution that is a participant in the system of DTC), the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (2) the Letter of Transmittal (or a

manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For purposes of the Offer (including during any subsequent offering period), we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering shareholders for the purpose of receiving payments from us and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering shareholder (or (1) in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC, and (2) in the case of Shares tendered from a DRS Account, such Shares will be credited to the applicable DRS Account), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, either (1) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and, except in the case of Shares held in a book-entry/direct registration account maintained by Orthovita’s transfer agent (a “DRS Account”) (and not through a financial institution that is a participant in the system of DTC), either (A) the Share Certificates evidencing such Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date or the expiration of the subsequent offering period, if any or (2) the tendering shareholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering shareholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the expiration of the subsequent offering period, if any, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (2) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer or the tender of Shares from a DRS Account on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received on or prior to the Expiration Date by the Depositary as provided below; and

•

the Depositary receives, within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery either (1) in the case of Shares other than those held in a DRS Account, the Share Certificates (or a Book-Entry Confirmation) evidencing all such tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal or (2) in the case of Shares held in a DRS Account, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. The procedures for guaranteed delivery above may not be used during any subsequent offering period.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (1) except with respect to Shares in a DRS Account, certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures described in this Section 3, (2) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual or special meeting of Orthovita’s shareholders or any adjournment or postponement thereof, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Orthovita’s shareholders.

Information Reporting and Backup Withholding. Payments made to shareholders of Orthovita in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding at a rate of 28%. To avoid backup withholding, shareholders that do not otherwise establish an exemption should complete and return the Substitute Form W-9 included in the Letter of Transmittal, certifying that such shareholder is a U.S. person, the taxpayer identification number provided is correct, and that such shareholder is not subject to backup withholding. Certain shareholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service (“IRS”). Non-U.S. shareholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary or on the IRS website at http://www.irs.gov, in order to avoid backup withholding. Such non-U.S. shareholders should consult a tax advisor to determine which Form W-8 is appropriate.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after July 25, 2011, which is 60 days from the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares to be withdrawn were tendered from a

DRS Account, the applicable notice of withdrawal must also specify the name and number of the DRS Account to be credited with such withdrawn Shares, and if Shares to be withdrawn have been tendered pursuant to the procedure for book-entry transfer as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” the applicable notice of withdrawal must also specify the name and number of the account at DTC to be credited with such withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time on or prior to the Expiration Date or during the subsequent offering period, if any (except that Shares may not be re-tendered using the procedures for guaranteed delivery during any subsequent offering period).

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences to U.S. Holders of Shares.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to shareholders of Orthovita whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Orthovita. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to shareholders of Orthovita in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address non-U.S., state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to holders of equity awards under Orthovita’s equity compensation plans, or to special classes of taxpayers (e.g., non-U.S. taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, shareholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, shareholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, shareholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation, shareholders who exercise dissenters rights in the Merger and shareholders that beneficially own (actually or constructively), more than 5% of the total fair market value of the Shares). In addition, this summary does not address U.S. federal taxes other than income taxes.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (1) an individual citizen or resident of the United States; (2) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (3) an estate, the income of which is subject to United States federal income tax regardless of its source; or (4) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to shareholders who are not U.S. Holders.

If a partnership, or an other entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each shareholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and non-U.S. tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction of any withholding tax) and the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15%. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.

A U.S. Holder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Select Market (“Nasdaq”) under the symbol “VITA.” As of the close of business on May 16, 2011, Orthovita advised Stryker that there were 77,028,457 Shares issued and outstanding (including 78,419 Shares of unvested restricted stock).

The following table sets forth, for the periods indicated, the high and low sale prices per Share, as reported by Nasdaq based on published financial sources.

	High	Low
Year Ended December 31, 2009
First Quarter	$3.78	$2.47
Second Quarter	6.10	2.56
Third Quarter	6.91	4.09
Fourth Quarter	4.46	3.33
Year Ended December 31, 2010
First Quarter	$4.45	$3.29
Second Quarter	4.68	1.99
Third Quarter	2.32	1.60
Fourth Quarter	2.27	1.85
Year Ended December 31, 2011
First Quarter	$2.82	$2.02
Second Quarter (through May 26, 2011)	3.85	2.03

On May 13, 2011, the last full day of trading before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $2.73. On May 26, 2011, the last full day of trading before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $3.84. The Offer Price represents a 41% premium over the May 13, 2011 closing stock price. Orthovita has not declared or paid a dividend in the past two years. According to Orthovita’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, Orthovita does not anticipate paying any cash dividends in the foreseeable future. Additionally, the Merger Agreement and Orthovita’s senior secured note purchase facility limit Orthovita’s ability to pay dividends. Shareholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Orthovita.

Except as specifically set forth herein, the information concerning Orthovita contained in this Offer to Purchase has been taken from or is based upon information furnished by Orthovita or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Orthovita’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Orthovita, whether furnished by Orthovita or contained in such documents and records, or for any failure by Orthovita to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Orthovita is a Pennsylvania corporation with its principal offices located at 77 Great Valley Parkway, Malvern, Pennsylvania. Orthovita’s telephone number is (610) 640-1775. The following description of Orthovita and its business has been taken from Orthovita’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and is qualified in its entirety by reference to such Form 10-K. Orthovita is a specialty spine and orthopedic company with a portfolio of orthobiologic and biosurgery products. Orthovita’s products are based on novel and unique proprietary biomaterials that have innovative mechanisms of action in the body. Orthovita’s orthobiologic platform includes products for the fusion, regeneration and fixation of human bone. Orthovita’s orthobiologic products are based on its proprietary Vitoss™ Bone Graft Substitute technology and include the Imbibe™ Bone Marrow Aspiration System used with Vitoss. Vitoss is the market-leading synthetic bone graft in the United States. Several of Orthovita’s Vitoss products incorporate its proprietary bioactive ceramic glass technology which accelerates bone healing. Orthovita’s orthobiologic products also include its Cortoss™ Bone Augmentation Material and the Aliquot™ Delivery System used with Cortoss, both of which were first available for sale in the U.S. in July 2009. Cortoss is an advanced synthetic biomaterial that hardens to mimic weight-bearing, cortical bone following injection into spinal vertebrae. Cortoss is the first clinically-proven, injectable alternative to polymethylmethacrylate (PMMA) bone cement cleared by the U.S. Food and Drug Administration (FDA) for the treatment of vertebral compression fractures, an often extremely painful condition that occurs in patients with osteoporosis and cancer. Orthovita’s biosurgery products include Vitagel™ Surgical Hemostat, Vitasure™ Absorbable Hemostat, and the CellPaker™ Plasma Collection System used in conjunction with Vitagel, and other accessories and delivery products that complement Orthovita’s Vitagel product. These products incorporate advanced biosurgical materials to help control bleeding during surgeries.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Orthovita is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Orthovita’s directors and officers, their remuneration, stock options granted to them, the principal holders of Orthovita’s securities, any material interests of such persons in transactions with Orthovita and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 28, 2011 and distributed to Orthovita’s shareholders on or about April 30, 2011. Such information also will be available in Orthovita’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information filed by Orthovita with the SEC are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Orthovita, that file electronically with the SEC.

Financial Projections. In connection with our due diligence review of Orthovita, Orthovita made available to us certain non-public financial information about Orthovita, including financial projections prepared by Orthovita’s management. A summary of these projections is set forth below.

Orthovita has advised us that its financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Orthovita’s business, all of which are difficult to predict and many of which are beyond Orthovita’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks described in Orthovita’s periodic reports filed with the SEC. The financial projections cover multiple years and such information by its nature becomes subject to greater uncertainty with each successive year.

Important factors that may affect actual results and result in projected results not being achieved include those risk factors set forth in Orthovita’s filings with the SEC, including Orthovita’s annual report on Form 10-K for the year ended December 31, 2010 and quarterly and current reports on Form 10-Q and Form 8-K, including, but not limited to, the commercial success of Orthovita’s products; the ability to maintain an effective sales and distribution network; pricing pressure; the ability to obtain and maintain regulatory approvals or clearances necessary to make or sell products; the availability and adequacy of third party reimbursements; government regulations generally; the effects of health care reform legislation; the failure to protect proprietary rights to products; uncertainty and changes in general economic conditions; the difficulties of operating in international markets; supply disruptions; and the restrictive covenants governing Orthovita’s indebtedness.

Orthovita has advised us that the financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles or “GAAP,” the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by, and are the responsibility of, Orthovita’s management. Neither Orthovita’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections.

The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of Orthovita, Purchaser, Stryker or their affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. Neither Orthovita nor Purchaser, Stryker or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither Orthovita nor Purchaser or Stryker intend to make publicly available any update or other revisions to the projections, except as required by law. None of Orthovita, Purchaser, Stryker or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Orthovita compared to the information contained in the projections or that forecasted results will be achieved. Orthovita has made no representation to us, in the Merger Agreement or otherwise, concerning the projections. The projections are not being included in this Offer to Purchase to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were made available by Orthovita to us.

In light of the foregoing factors and the uncertainties inherent in the projections, Orthovita’s shareholders are cautioned not to place undue, if any, reliance on the projections.

Projected Financial Information

(in thousands)

	2011	2012	2013	2014		2015
Revenue

US - Orthobiologics	$ 69,506	$ 75,193	$ 85,084	$ 98,385		$ 111,785

US – Biosurgery	27,115	35,982	43,419	48,712		56,614

International	5,730	9,407	11,363	13,736		16,543

Total Revenue	102,351	120,582	139,867	160,833		184,942

Gross Margin

US - Orthobiologics	52,382	58,244	64,849	74,448		84,993

US – Biosurgery	11,535	16,879	22,413	27,317		34,322

International	2,578	5,277	6,675	8,154		10,289

Total Gross Margin	66,495	80,401	93,937	109,919		129,604

Operating Income	1,354	6,690	14,197	23,791		34,710

Adjusted EBITDA(1)	9,200	17,500	28,200	39,400		51,000

Net Income (Loss)	$ (2,519)	$ 5,307	$ 12,740	$ 71,400	(2)	$ 17,910

Note: numbers may not add due to rounding.

(1)	Adjusted EBITDA is defined as net income or loss before deducting interest expense, income tax, depreciation and stock-based compensation.
(2)	Projected net income for 2014 includes approximately $58,826 related to the release of a valuation allowance with respect to Orthovita’s net operating loss carryforward.

8.	Certain Information Concerning Stryker and Purchaser.

Stryker is a Michigan corporation with its principal offices located at 2825 Airview Boulevard, Kalamazoo, Michigan 49002. The telephone number of Stryker’s principal offices is (269) 389-2600. Stryker is one of the world’s leading medical technology companies. It provides innovative orthopaedic implants as well as state-of-the-art medical and surgical equipment to help people lead more active and more satisfying lives. Stryker’s products include implants used in joint replacement, trauma and spinal surgeries; surgical equipment and surgical navigation systems; endoscopic and communications systems; patient handling and emergency medical equipment as well as other medical device products used in a variety of medical specialties.

Purchaser is an indirect wholly owned subsidiary of Stryker. Purchaser is a Delaware corporation formed on May 13, 2011 solely for the purpose of completing the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser’s principal offices and telephone number are the same as Stryker’s. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser will cease to exist and Orthovita will continue as the surviving corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a direct wholly-owned subsidiary of Howmedica Osteonics Corp., a New Jersey corporation. The principal offices and telephone number for Purchaser is the same as Stryker’s. Howmedica Osteonics Corp. is a direct wholly-owned subsidiary of Stryker US Holdings LLC, a Delaware limited liability company. The principal offices of Howmedica Osteonics Corp. are located at 325 Corporate Drive, Mahwah, NJ 07430, and the telephone of its principal offices is (201) 831-5000. Stryker US Holdings LLC is a direct wholly-owned subsidiary of Stryker Far East, Inc., a Delaware corporation, which is a direct wholly-owned subsidiary of Stryker. The principal offices and telephone number for Stryker US Holdings LLC and Stryker Far East, Inc. are the same as Stryker’s.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Stryker and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, to the best knowledge of Purchaser and Stryker, none of Purchaser, Stryker or any of the persons listed in Schedule I to this Offer to Purchase (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

To the best knowledge of Purchaser and Stryker, except as described above or in Schedule I hereto (1) none of Purchaser, Stryker or any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Stryker or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (2) none of Stryker, Purchaser or any of the persons referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement, the Tender and Voting Agreements and the Confidentiality Agreement described below or as otherwise described in this Offer to Purchase, to the best knowledge of Purchaser and Stryker, none of Purchaser, Stryker or any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Orthovita (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, to the best knowledge of Purchaser and Stryker, none of the Purchaser, Stryker or any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Orthovita or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Stryker or any of its subsidiaries or, to the best knowledge of Purchaser and Stryker, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Orthovita or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Stryker and its subsidiaries distribute certain of Orthovita’s products. In 2009 and 2010, Stryker purchased approximately $1.8 million and $2 million of Orthovita’s products, respectively.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Completion of the Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, and there is no financing condition to the completion of the Offer, we believe the financial condition of Stryker and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Stryker and Purchaser estimate that the total funds required to complete the Offer and the Merger and to repay certain existing debt of Orthovita will be approximately $340.8 million. We expect to fund all these payments through a loan or capital contribution from Stryker to Purchaser. As of March 31, 2011, Stryker had approximately $2,886 million in cash and cash equivalents and marketable securities.

10.	Background of the Transaction; Past Contacts or Negotiations with Orthovita.

As part of its plan to position itself for future growth, Stryker has focused on improving its core product offerings and expanding into growing adjacent medical technology markets through acquisitions. As part of this strategy, Stryker has been examining expanding its orthobiologics product portfolio and strengthening its competitive position in key segments of the spine, orthopaedics and biosurgery markets.

In early January 2011, J.P. Morgan Securities LLC (“JP Morgan”), Orthovita’s financial advisor, contacted Stryker regarding a potential transaction with Orthovita, and Stryker’s management began to further evaluate a potential acquisition of Orthovita. Stryker was familiar with Orthovita’s business through its ongoing relationship with Orthovita as a distributor of certain of Orthovita’s products. Stryker had also identified Orthovita as a potential acquisition target and had completed an initial evaluation of Orthovita and its financial and strategic attractiveness based on publicly available information prior to this initial contact by JP Morgan.

On January 18, 2011, Stryker entered into a confidentiality agreement with Orthovita and attended a management presentation by Orthovita.

On February 14, 2011, Stryker delivered to J.P. Morgan a written preliminary, non-binding indication of interest to acquire all of the outstanding capital stock of Orthovita for $3.50 to $4.00 per share in cash, subject to due diligence and the approval of Stryker’s board of directors and senior management.

On March 1, 2011, J.P. Morgan sent Stryker a written process letter setting forth guidelines with respect to the timing and procedures for submitting a definitive proposal to acquire Orthovita. Pursuant to the terms of the letter, a best and final proposal was to be submitted in writing by noon, Eastern Daylight Time, on March 31, 2011. Stryker and its advisors were also given access to Orthovita’s secure online electronic data room. During the period from March 1, 2011 through May 16, 2011, Stryker reviewed the materials in Orthovita’s electronic data room and engaged in business and legal due diligence and submitted a number of requests for additional due diligence information.

Between March 10 and May 7, 2011, representatives of Stryker and Orthovita and their respective advisors participated in several telephonic conference calls and in-person meetings to discuss a variety of matters, including those relating to international and domestic sales, corporate development, operations, intellectual property, finance, tax, human resources, clinical, regulatory, compliance, research and development and legal matters.

On March 18, 2011, Orthovita provided Stryker with a proposed Merger Agreement.

On March 28, 2011, Mr. Koblish had dinner with a representative of Stryker where that representative reiterated Stryker’s strong desire to acquire Orthovita and described the strategic rationale and integration strategy that Stryker was formulating for the business. At that dinner, the Stryker representative also indicated that Stryker would not be able to meet the March 31 bid deadline and would need more time to finalize its internal review and approval process.

On March 29, 2011, J.P. Morgan received a telephone call from Stryker’s financial advisor, Citigroup Global Markets Inc., which confirmed on behalf of Stryker that Stryker would not be able to meet the March 31 deadline and indicating that Stryker would need at least one to two weeks of additional time to submit a proposal. J.P. Morgan asked for confirmation of that timetable along with an update on the status of Stryker’s due diligence.

On April 1, 2011, in accordance with Stryker’s directives, Stryker’s financial advisor contacted J.P. Morgan and confirmed that Stryker was preparing a proposal that would likely be available by April 14, 2011 and that the proposal would likely be at the $3.60 per share level.

On April 14, 2011, Stryker submitted a non-binding proposal to Orthovita to acquire 100% of the outstanding equity of Orthovita for $3.70 per share in cash, not contingent on any financing condition, subject to the negotiation of definitive agreements. The proposal stated that it was contingent upon completion of due diligence and approval of the transaction by Stryker’s board of directors. The proposal also indicated that any transaction would be subject to receipt of required governmental and third party approvals, consents and waiver, including clearance under the Hart-Scott-Rodino Improvements Act of 1976. The proposal further indicated that Stryker would anticipate entering into new employment agreements with certain members of Orthovita’s senior management concurrently with the execution of a definitive merger agreement. The proposal was accompanied by Stryker’s comments to the draft of the Merger Agreement. As reflected in Stryker’s comments to the Merger Agreement, Stryker’s proposal was also subject to entering into tender and voting agreements related to the Offer and Merger with directors, executive officers and a shareholder of Orthovita.

From April 17, 2011 to May 4, 2011, representatives of Stryker and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Stryker’s outside legal counsel, representatives of Orthovita, Duane Morris LLP (“Duane Morris”), Orthovita’s outside legal counsel, and J.P. Morgan negotiated the terms and conditions of the Merger Agreement, including, in particular, the conditions to the consummation of the Offer, the circumstances in which Orthovita could consider unsolicited acquisition proposals made by third parties as well as the terms upon which Orthovita might be required to pay a fee upon termination of the Merger Agreement and the amount of such termination fee, the remedies available to either party in the event of termination or breach of the Merger Agreement, the definition of material adverse effect and qualifications to Orthovita’s representations and warranties and certain provisions intended to protect certain employee benefits. These parties also negotiated the terms of the Tender and Voting Agreement related to the Offer and Merger that Stryker was seeking from Orthovita’s directors, executive officers and another shareholder of Orthovita.

On April 23 and April 24, 2011, representatives of J.P. Morgan and Stryker’s financial advisor spoke several times. J.P. Morgan indicated that the Orthovita board of directors believed that a higher valuation was warranted than was reflected in Stryker’s proposal, but would be prepared to consider Stryker’s proposal if Stryker could improve its proposed purchase price to a higher level.

On April 25, 2011, in accordance with Stryker’s directives, representatives of Stryker’s financial advisor contacted J.P. Morgan and indicated that Stryker had revised its proposed purchase price to $3.85 per share which reflected the highest and best price Stryker would offer for Orthovita. Later that day, J.P. Morgan informed Stryker’s financial advisor that Orthovita was prepared to proceed with negotiations with Stryker on the basis of its revised proposal.

On April 28, 2011, Orthovita, Stryker and King & Spalding LLP (“K&S”) and Lerner, David, Littenberg, Krumholz & Mentlik LLP (“Lerner David”), two law firms representing Stryker in manufacturing, quality and intellectual property matters, entered into a trade secret confidentiality agreement pursuant to which Orthovita agreed to furnish K&S and Lerner David with confidential information relating to Orthovita’s trade secrets relating to manufacturing processes and product formulations. Promptly after they entered into the trade secret confidentiality agreement, K&S and Lerner David began their due diligence review of Orthovita’s manufacturing processes and intellectual property matters, respectively.

On April 29, 2011, representatives of Stryker met with representatives of Orthovita to discuss the employment agreements currently in place with certain Orthovita officers and proposed terms for the continued employment of Messrs. Koblish and Smith, Dr. Persenaire and certain other members of Orthovita’s senior management following the transaction. Ms. Broadbent was informed that her services would not be required following the merger and that she could expect to receive certain payments and benefits to which she is entitled under her existing employment agreement with Orthovita. Also at this meeting, Messrs. Koblish and Smith and Dr. Persenaire were provided with draft employment letters setting forth the proposed terms of their continued employment following the transaction. During the period from April 29, 2011 through May 3, 2011, the parties negotiated the terms of the employment letters for Messrs. Koblish and Smith, Dr. Persenaire and certain members of Orthovita’s senior management, which letters would be effective following the consummation of the transaction.

During the period from May 4 through May 13, 2011, Stryker performed additional due diligence review of the manufacturing processes and quality control procedures for certain of Orthovita’s product lines and, through K&S and Lerner David, performed an in-depth due diligence review relating primarily to manufacturing processes, quality control procedures and product formulations and which may have involved the review of certain of Orthovita’s trade secrets.

On May 13, 2011, in accordance with Stryker’s directives, Stryker’s advisors contacted J.P. Morgan to indicate that Stryker had completed its additional due diligence and was prepared to proceed to final negotiation of the Merger Agreement.

On May 14, 2011 and May 15, 2011, Skadden and Duane Morris negotiated the terms of the draft merger agreement and ancillary documents.

On May 15, 2011, the Orthovita board of directors, by unanimous vote of the six members voting: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Orthovita’s shareholders; (ii) approved and declared advisable the

Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the Orthovita shareholders accept the Offer and tender their Shares in the Offer and, if required to consummate the Merger, adopt the Merger Agreement.

Later in the evening on May 15, 2011 and early morning May 16, 2011, representatives of Stryker, Skadden, Orthovita and Duane Morris finalized the Merger Agreement and other transaction documents.

On May 16, 2011, Stryker, Purchaser and Orthovita executed the Merger Agreement. In addition, on that date, the Tender and Voting Agreements and the New Employment Letter Agreements were executed and delivered by the parties thereto.

On May 16, 2011, before the opening of the market, Stryker and Orthovita issued press releases announcing the transaction.

On May 27, 2011, Purchaser commenced the Offer.

11.	The Merger Agreement; Other Agreements

Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Stryker and Purchaser.” Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer on the date that is no later than ten business days after the date of initial public announcement of the Merger Agreement, so long as Orthovita has complied with the provisions of the Pennsylvania Takeover Disclosure Law (to the extent actions are required to be taken by it) and it is prepared to file its Schedule 14D-9 as of such date. Purchaser’s obligation to accept for payment and pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer is subject only to the satisfaction of the Minimum Condition, the Antitrust Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer” in this Offer to Purchase (together with the Minimum Condition and the Antitrust Condition, the “Offer Conditions”). Subject to the satisfaction of the Offer Conditions, the Merger Agreement provides that Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer as promptly as practicable after the Offer expires.

Stryker and Purchaser expressly reserve the right to waive, in their sole discretion, in whole or in part, any of the Offer Conditions and to make any change in the terms and conditions of the Offer, except that Orthovita’s prior written consent is required for Stryker and Purchaser to:

•	amend or waive the Minimum Condition;

•	change the form of consideration payable in the Offer;

•	decrease the Offer Price;

•	decrease the number of Shares sought in the Offer;

•	impose conditions to the Offer that are in addition to the Offer Conditions;

•	otherwise amend or modify the Offer in any manner materially adverse to holders of Shares; or

•	extend the Expiration Date of the Offer except as permitted under the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•

Purchaser may, in its sole discretion, extend the Offer on one or more occasions, in consecutive increments of up to ten business days each, for any period up to and including November 16, 2011, if, on any then-scheduled Expiration Date, any of the Offer Conditions has not been satisfied or waived in writing by Stryker or Purchaser;

•	Purchaser may, in its sole discretion, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or Nasdaq applicable to the Offer;

•

Except as otherwise agreed by Orthovita prior to any then-scheduled Expiration Date, Purchaser must extend the Offer, on one or more occasions, in consecutive increments of up to ten business days each, up to and including November 16, 2011, until the Antitrust Condition is satisfied or waived by Purchaser;

•

Purchaser must extend the Offer on a single occasion for a ten business day period, if on any then-scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions are satisfied; provided that Purchaser will not be required to extend the Offer beyond November 16, 2011.

In addition, Purchaser may, in its sole discretion, increase the Offer Price and extend the Offer up to and including November 16, 2011, to the extent required by law in connection with such increase.

Purchaser may also, in its sole discretion, provide a subsequent offering period or one or more extensions thereof in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if, as of the commencement of such subsequent offering period, there shall not have been validly tendered and not properly withdrawn pursuant to the Offer at least 80% of the then outstanding Shares (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee). Purchaser is required to immediately accept for payment and promptly pay for any Shares validly tendered during any subsequent offering period.

Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of Orthovita, except if the Merger Agreement is terminated pursuant to its terms. If the Offer is terminated by Stryker or Purchaser, or if the Merger Agreement is terminated prior to the purchase of Shares in the Offer, then Purchaser is required to promptly cause the depositary to return all Shares tendered in the Offer.

Stryker has agreed to provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

Recommendation. Orthovita has represented in the Merger Agreement that the Orthovita board of directors has, at a meeting duly called and held prior to the execution of the Merger Agreement, unanimously adopted resolutions (1) declaring that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Orthovita’s shareholders; (2) approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (3) recommending that the shareholders of Orthovita accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, to the extent required to consummate the Merger, adopt the Merger Agreement.

As promptly as practicable on the date of filing of the Schedule TO, Orthovita has agreed to file with the SEC and disseminate to shareholders a Solicitation/Recommendation Statement on Schedule 14D-9 that will (1) reflect the material terms and conditions of the Merger Agreement; (2) include a description of the actions of the Orthovita board of directors; (3) include the fairness opinion received by Orthovita’s board of directors and the information with respect to such opinion required to be disclosed under the Exchange Act; and (4) unless otherwise permitted by the Merger Agreement, include the recommendation of the Orthovita board of directors with respect to the Merger Agreement, the Offer, and the Merger.

The Orthovita Board of Directors. Under the Merger Agreement, upon Purchaser’s acceptance for payment of any Shares pursuant to the Offer, and at all times thereafter, Stryker is entitled to elect or designate a number of directors, rounded up to the next whole number, to the Orthovita board of directors that is equal to the product of (1) the total number of directors on the Orthovita board of directors and (2) the percentage that the number of Shares beneficially owned by Stryker and its subsidiaries bears to the total number of Shares outstanding. Orthovita has agreed to promptly take all actions necessary to cause Stryker’s designees to be elected or appointed to the Orthovita board of directors, including increasing the size of the board (including by amending the Amended and Restated Bylaws of Orthovita if necessary), increasing the number of directors, and securing resignations from incumbent directors. Orthovita has also agreed to cause individuals designated by Stryker to constitute the number of members on (1) each committee of the Orthovita board of directors, and (2) if requested by Stryker, each board of directors of each of Orthovita’s subsidiaries (and each committee thereof), that represents the same percentage as such individuals represent on the Orthovita board of directors.

Following Purchaser’s acceptance for payment of any Shares pursuant to the Offer, Orthovita has agreed, upon Stryker’s request, to take all action necessary to elect to be treated as a “Controlled Company” for purposes of Nasdaq Marketplace Rule 5615(c) (or any successor provision) and make all necessary filings and disclosures associated with such status.

Notwithstanding the foregoing, following the election or appointment of Stryker’s designees to the Orthovita board of directors and until the effective time of the Merger, the Orthovita board of directors must include at least three Continuing Directors (as described below) and each committee of the Orthovita board of directors must include at least one Continuing Director. A “Continuing Director” means a person who is a member of the Orthovita board of directors as of the date of the Merger Agreement or a person selected by the Continuing Directors then in office. If, however, the number of Continuing Directors is reduced to less than three prior to the effective time of the Merger, any remaining Continuing Directors will promptly designate a person to fill such vacancy who is not an officer, director, shareholder or designee of Stryker or any of its affiliates (who must be reasonably satisfactory to Stryker). If no Continuing Directors then remain, the other directors will designate three persons to fill such vacancies who are not officers, directors, shareholders or designees of Stryker or any of its affiliates. Following the election or appointment of Stryker’s designees to the Orthovita board of directors as described above until the effective time of the Merger, the approval of a majority of the Continuing Directors, and, to the fullest extent permitted by applicable law, no other action by the Orthovita board of directors, is required for Orthovita to:

•	amend or terminate the Merger Agreement by or with the consent of Orthovita;

•	extend the time for performance of any obligation or action under the Merger Agreement by Stryker or Purchaser; or

•

waive or exercise Orthovita’s rights or remedies under the Merger Agreement, including the granting of any approval or consent of Orthovita required pursuant to the terms of the Merger Agreement and the waiver of compliance with any of the agreements or conditions contained in Merger Agreement for the benefit of Orthovita.

The Merger. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the Business Corporation Law and the Delaware General Corporation Law, at the effective time of the Merger, Purchaser will be merged with and into Orthovita. Following the effective time of the Merger, the separate corporate existence of Purchaser will cease, and Orthovita will continue as the surviving corporation in the Merger. The Merger will have the effects as provided in Section 1929 of the Business Corporation Law and Section 259 of the General Corporation Law of the State of Delaware.

At the effective time of the Merger, the Composite Amended and Restated Articles of Incorporation of Orthovita, as amended, will be amended and restated in its entirely to read as set forth in the Merger Agreement, until thereafter changed or amended as provided in the articles or by applicable law. The bylaws of Purchaser, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the surviving corporation, except that all references therein the Purchaser will be automatically amended and will become references to the surviving corporation, until thereafter changed or amended as provided in the bylaws or by applicable law. In addition, the Merger Agreement provides that the directors of Purchaser immediately prior to the effective time of the Merger will at the effective time of the Merger become the directors of the surviving corporation and the officers of Purchaser will at the effective time of the Merger become the officers of the surviving corporation, in each case, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

The obligation of Stryker and Purchaser, on the one hand, and Orthovita, on the other hand, to effect the Merger is subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

•

the approval of the Merger Agreement by the requisite vote of Orthovita’s shareholders or the satisfaction of the conditions required to effect the Merger as a “short-form” merger pursuant to Section 1924(b)(1)(ii) of the Business Corporation Law;

•

no temporary restraining order, preliminary or permanent injunction or other judgment or ruling issued by a governmental entity of competent jurisdiction is in effect restraining, enjoining, preventing or otherwise prohibiting the consummation of the Merger, and there is not in effect any law enacted, promulgated or deemed applicable to the Merger by any governmental entity which restrains, enjoins, prevents or otherwise prohibits the consummation of the Merger; and

•	Purchaser or Stryker having accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not properly withdrawn in accordance with the terms of the Merger Agreement.

Conversion of Capital Stock. At the effective time of the Merger:

•

each share of capital stock of Purchaser issued and outstanding immediately prior to the effective time of the Merger will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the surviving corporation and will constitute the only outstanding share of capital stock of the surviving corporation;

•

each Share that is directly owned of record by Orthovita, any wholly owned subsidiary of Orthovita, Stryker or Purchaser immediately prior to the effective time of the Merger will automatically be canceled and will cease to exist, and no consideration will be delivered in exchange therefor; and

•

each Share issued and outstanding immediately prior to the effective time of the Merger (excluding Shares owned by Orthovita, Stryker or Purchaser and shares for which dissenters rights, if available, have properly been exercised) will be converted into the right to receive the Offer Price, payable net to the holder in cash, without interest and subject to any withholding of taxes required by applicable law.

If, between the date of the Merger Agreement and effective time of the Merger, the Shares are changed into, or exchanged for, a different number or class of shares by reason of any stock dividend, split, combination, subdivision or reclassification of shares, reorganization, recapitalization or other similar transaction, then the Offer Price or merger consideration (as applicable) payable per Share and all amounts payable in connection with Options shall be adjusted to the extent appropriate to fairly reflect the effects of such transaction.

Orthovita Equity Awards. Prior to the effective time of the Merger, and as soon as reasonably practicable following the date of the Merger Agreement, the Orthovita board of directors (or, if appropriate, any committee administering any Orthovita Stock Plan) will adopt appropriate resolutions and take all other actions as may be required, to provide that, immediately prior to the effective time of the Merger:

•

each unexercised Orthovita stock option that is outstanding immediately prior to the effective time of the Merger, whether or not vested, will be canceled, and in exchange for such stock option, each former holder will be entitled to receive an amount in cash equal to (1) the excess, if any, of (A) the Offer Price over (B) the exercise price per share of Orthovita common stock previously subject to such stock option, multiplied by (2) the total number of Shares previously subject to such stock option, whether or not vested;

•

each share of Orthovita restricted stock will vest in full in accordance with the terms of the applicable Orthovita Stock Plan and the Shares issued thereunder will be canceled at the effective time of the Merger and converted into the right to receive the Offer Price.

All amounts payable pursuant to the exercise of Orthovita equity awards will be paid by Orthovita as promptly as practicable following the effective time of the Merger, without interest.

Employee Stock Purchase Plan. Between the date of the Merger Agreement and the effective time of the Merger: (1) participation in Orthovita’s Employee Stock Purchase Plan (“ESPP”) will be limited to those employees who are participants on the date of the Merger Agreement; (2) ESPP participants may not increase the rate of their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement; (3) no purchase period (as defined in the ESPP) will be commenced (provided, however, that ESPP participants will be entitled to make elections in accordance with the ESPP with respect to any purchase period which has commenced as of the date of the Merger Agreement); (4) if, with respect to a purchase period in effect on the date of the Merger Agreement, the effective time of the Merger occurs prior to the purchase date (as defined in the ESPP) for such purchase period, upon the effective time of the Merger, each purchase right under the ESPP outstanding immediately prior to the effective time of the Merger will be used to purchase from Orthovita whole shares of Orthovita common stock, subject to the terms of the ESPP, and any remaining accumulated but unused payroll deductions will be distributed to the relevant participants without interest as promptly as practicable following the effective time of the Merger; and (5) the ESPP will terminate, effective upon the earlier of the purchase date for the purchase period in effect on the date of the Merger Agreement and the effective time of the Merger.

Orthovita Warrants. No warrants to purchase Shares, whether vested or unvested, will be assumed by Stryker, Purchaser, or the surviving corporation in the Merger. At the effective time of the Merger, each unexercised Orthovita warrant that is outstanding immediately prior to the effective time of the Merger will be canceled and, in exchange therefore, each former holder of each such canceled warrant will be entitled to receive, in consideration of the cancellation of the warrant, an amount in cash (without interest and subject to any applicable withholding of taxes) equal to the (A) the excess, if any, of the Offer Price over the exercise price per share of the Shares previously subject to the warrant, multiplied by (B) the total number of Shares previously subject to such warrant.

Representations and Warranties. The Merger Agreement contains representations and warranties made by Orthovita to Stryker and Purchaser and representations and warranties made by Stryker and Purchaser to Orthovita. The representations and warranties in the Merger Agreement were made solely for purposes of the Merger Agreement, were the product of negotiations among Orthovita, Stryker and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. Moreover, inaccuracies in the representations and warranties are subject to waiver by the parties to the Merger Agreement without notice. Accordingly, you should not rely on the representations and warranties contained in the Merger Agreement as statements of actual facts.

In the Merger Agreement, Orthovita has made customary representations and warranties to Stryker and Purchaser with respect to, among other things:

•	corporate matters related to Orthovita and its subsidiaries, such as organization, good standing, qualification, power and authority;

•	its subsidiaries;

•	its capital structure;

•	the authorization and validity of the Merger Agreement, including approval by the Orthovita board of directors;

•	no violation of governance documents, contracts, laws or judgments;

•	required filings and consents;

•	SEC filings and financial statements;

•	the absence of certain changes or events since December 31, 2010;

•	litigation;

•	compliance with laws and permits, including those issued by the United States Food and Drug Administration and other federal health care laws;

•	labor and employment matters;

•	transactions with affiliates;

•	employee benefit matters;

•	taxes;

•	hazardous materials and environmental matters;

•	material contracts;

•	insurance;

•	title to property;

•	intellectual property;

•	major customers and suppliers;

•	product liability claims;

•	brokers’ fees and expenses;

•	the opinion of its financial advisor;

•	the inapplicability of state takeover laws;

•	documents required to be filed by Orthovita with the SEC or disseminated to its shareholders in connection with the transactions contemplated by the Merger Agreement; and

•	Exchange Act Rule 14(d)(10) matters.

Some of the representations and warranties in the Merger Agreement made by Orthovita are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any change, effect, event, development, occurrence, condition or state of facts that, individually or in the aggregate with all other changes, effects, events, developments, occurrences, conditions or states of facts, (i) is, or would reasonably be expected to be or to become, materially adverse to the business, condition (financial or otherwise) or results of operations of Orthovita and its subsidiaries, taken as a whole, or (ii) prevents, materially impedes or materially delays, or would reasonably be expected to prevent, materially impede or materially delay, the consummation of the Offer or the Merger or the performance by Orthovita of any of its material obligations under the Merger Agreement, other than, in the case of clause (i) only any change, effect, event, development, occurrence, condition or state of facts directly resulting from the following will not be taken into account in determining whether a Material Adverse Effect occurred or would reasonably be expected to occur:

•

the economy or financial markets in general, except to the extent Orthovita and its subsidiaries, taken as a whole, are disproportionately affected thereby in relation to other companies in the industry in which Orthovita and its subsidiaries operate;

•

the economic, business, financial, or regulatory environment generally affecting the industry in which Orthovita operates or the reimbursement environment affecting Orthovita’s Cortoss products for vertebroplasty and kyphoplasty procedures, except to the extent Orthovita and its subsidiaries, taken as a whole, are disproportionately affected thereby in relation to other companies in the industry in which Orthovita and its subsidiaries operate;

•

changes in applicable accounting regulations or principles or interpretations thereof, except to the extent Orthovita and its subsidiaries, taken as a whole, are disproportionately affected thereby in relation to other companies in the industry in which Orthovita and its subsidiaries operate;

•

in and of itself, any change in Orthovita’s stock price or trading volume or any failure by Orthovita to meet any cash utilization, revenue, earnings or other similar projections (it being understood that effects giving rise to or contributing to such change or failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect);

•	the announcement or pendency of the Merger Agreement or the transactions contemplated hereby; or

•

an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, except to the extent Orthovita and its subsidiaries, taken as a whole, are disproportionately affected thereby in relation to other companies in the industry in which Orthovita and its subsidiaries operate.

In the Merger Agreement, Stryker and Purchaser have made customary representations and warranties to Orthovita with respect to, among other things:

•	corporate matters, such as organization, good standing, and corporate power;

•	the authorization and validity of the Merger Agreement;

•	no violation of governance documents, contracts, laws or judgments;

•	required filings and consents;

•	sufficiency of capital resources available to complete the Offer and the Merger;

•	the operations and assets of Purchaser;

•	Stryker’s and Purchaser’s ownership of Shares;

•	litigation; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by Stryker and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any change, effect, event, development, occurrence, condition or state of facts that, individually or in the aggregate with other changes, effects, events, developments, occurrences, conditions or states of facts, prevents or materially impedes or materially delays the consummation by Stryker or Purchaser of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Conduct of Business Pending the Merger. Except as expressly permitted by the terms of the Merger Agreement, as required by law, or unless Stryker has otherwise consented in writing, Orthovita has agreed that, from the date of the Merger Agreement until the date on which Stryker’s designees are elected or appointed to the Orthovita board of directors, Orthovita will and will cause its subsidiaries to conduct its business in the ordinary course of business consistent with past practice and in compliance in all material respects with applicable law, and to use its reasonable best efforts to:

•	preserve intact its and its subsidiaries’ business organization in all material respects;

•

preserve its present relationships with customers, suppliers, employees, contractors, licensees, licensors, partners and other persons with which it or any of its subsidiaries has significant business relations in all material respects;

•	maintain and keep its material properties in as good repair and condition as at present, ordinary wear and tear expected; and

•	keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it.

In addition, between the date of the Merger Agreement and the date on which Stryker’s designees are elected or appointed to the Orthovita board of directors, except as otherwise expressly contemplated by the Merger Agreement, or as required by law, neither Orthovita nor any of its subsidiaries will, directly or indirectly, without the prior written consent of Stryker:

•	amend or otherwise change Orthovita’s articles of incorporation, bylaws, or any similar governing instruments or the comparable organizational documents of any subsidiary of Orthovita;

•

declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a direct or indirect wholly owned subsidiary of Orthovita may declare and pay a cash dividend to its parent;

•

split, combine or reclassify any of its capital stock or other equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

•

purchase, repurchase, redeem or otherwise acquire, directly or indirectly, or permit any subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, or any option, warrant or right, to acquire any such securities, or propose to do any of the foregoing, except for the repurchase of Shares by Orthovita in connection with the satisfaction of the tax obligations of the holder of an annual award granted pursuant to an Orthovita stock plan in connection with the exercise thereof;

•

issue, sell, transfer, pledge, redeem, accelerate rights under, dispose of or encumber, or authorize the issuance, sale, transfer, pledge, redemption, acceleration of rights under, disposition or encumbrance of, any shares of capital stock of any class or other equity securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock or other equity securities, or any other ownership interest in Orthovita, except for the issuance of Shares pursuant to the exercise of Options and the vesting of shares of Orthovita restricted stock or stock options, in each case outstanding on the date of the Merger Agreement and in accordance with, or permitted by, their present terms, the issuance of certain restricted stock and options to directors in connection with Orthovita’s 2011 annual meeting, the repurchase of Shares by Orthovita in connection with the satisfaction of the tax obligations of the holder of an award granted pursuant to an Orthovita stock plan, and the issuance by Orthovita of common stock reserved for issuance on the date of the Merger Agreement and pursuant to the ESPP in accordance with the Merger Agreement;

•

sell, pledge, mortgage, dispose of, lease or encumber any assets, tangible or intangible (including any real property), of Orthovita or any of its subsidiaries or suffer to exist any lien (other than liens permitted under the Merger Agreement) thereupon, other than sales of assets in the ordinary course of business consistent with past practice not to exceed $350,000 in the aggregate, sales of product inventory in the ordinary course of business consistent with past practice, transfers of surplus assets not currently used by, or material to, Orthovita or its subsidiaries in the conduct their respective businesses, and encumbrances which are licenses of intellectual property of the types described in the Merger Agreement, which licenses will be subject to the provisions of the Merger Agreement;

•

transfer, assign or license to any person any rights to intellectual property (except for licensing non-exclusive rights for the primary purpose of (1) conducting clinical research entered into with a clinical research organization, (2) material transfer, sponsored research, or other similar matters, (3) establishing confidentiality or non-disclosure obligations, (4) conducting clinical trials, or (5) manufacturing, labeling, or distribution of Orthovita’s products for clinical trials;

•	abandon, permit to lapse or otherwise dispose of Orthovita’s intellectual property, grant any lien on any such intellectual property, or make any material change to such intellectual property;

•

acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein, in each case, with a value in excess of $500,000 in the aggregate (including the amount of any liabilities assumed in connection therewith);

•	enter into any new line of business;

•	make any capital contribution or investment in any joint venture or other person;

•	create any subsidiaries;

•

incur or assume any indebtedness for or enter into any contract for the incurrence of indebtedness (including any debenture, note, letter of credit or loan) or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Orthovita or any of its subsidiaries, other than maintaining or replacing any letter of credit entered into in connection with certain existing real property leases or with equipment leases, any intercompany indebtedness, trade payables incurred in the ordinary course of business consistent with past practice or indebtedness under corporate credit cards held by employees on the date of the Merger Agreement or issued to new employees in the ordinary course of business consistent with past practice;

•

incur any indebtedness for or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for the obligations of any person other than a wholly owned subsidiary;

•	make any loans or advances to any other person other than travel and other advances to employees in the ordinary course of business consistent with past practice;

•	enter into, amend or terminate any lease relating to real property or acquire any real property;

•	adopt or implement any new stockholder rights plan;

•	incur any capital expenditures or purchase of fixed assets other than in accordance with Orthovita’s capital expenditure budget for 2011;

•

except for normal increases to employees who are not officers or directors in the ordinary course of business and consistent with past practice and that, in the aggregate, do not result in a material increase in compensation expense to Orthovita, increase the compensation payable to its current or former directors, officers or employees;

•	hire any person as or promote any person to be an officer or an employee with a designation of “Executive Vice President” or above;

•	make or forgive any loan or advance to employees or directors, except in the ordinary course of business;

•	except in the ordinary course of business and consistent with past practices, grant any severance or termination pay to, or modify any benefit plan;

•

establish, adopt, enter into or amend any collective bargaining agreement, or other arrangement for the benefit of any current or former directors, officers or employees of Orthovita or its subsidiaries, except as may be necessary to maintain proper qualification under the Code or other law;

•	make any awards of equity in Orthovita or any of its subsidiaries or any rights to receive equity in Orthovita or any of its subsidiaries;

•

amend any existing stock option or other equity-based compensation or enter into any agreement under which any stock option or other equity-based compensation would be required to be issued, except as permitted by the Merger Agreement;

•	accelerate any rights or benefits, or make any material determinations, under any Orthovita benefit plan, except as may be required by Orthovita benefit plans or other contracts;

•

materially change any actuarial assumption or other assumption used to calculate funding obligations with respect to any pension or retirement plan, or change the manner in which contributions to any such plan are made or the basis on which such contributions are determined, except, in each case, as may be required by law;

•	waive, release, limit or condition any restrictive covenant;

•

except in the ordinary course of business and consistent with past practice, terminate the employment of any employee of Orthovita or its subsidiaries having annual base salary of $60,000 or more, except as a result of such employee’s voluntary resignation, failure to perform the duties of his or her employment, engaging in serious misconduct, being convicted of any crime, engaging in any other conduct constituting “cause” (as defined in any applicable employment agreement or services agreement) for such employee’s termination as determined by Orthovita’s reasonable discussion;

•

take any action to change accounting policies or procedures (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), change any assumption underlying, or method of calculating, any bad debt contingency or other reserve, except in each case as required to conform to GAAP;

•

fail to file any material tax return when due, fail to pay any material taxes when due and payable, make any material new tax election or change any material tax election already made, settle or compromise any material tax liability, change any annual tax accounting period, adopt any material new tax accounting method, change any material tax accounting method, amend any U.S. federal income or other material tax return, forgo any material tax refund, enter into any private letter ruling or consent to any waiver of the statute of limitations for any material tax liability;

•

fail to pay material accounts payable and other material obligations in the ordinary course of Orthovita’s and its subsidiaries’ business consistent with past practice, other than those disputed in good faith;

•

accelerate the collection of accounts receivable or materially modify the payment terms of any accounts receivable other than in the ordinary course of Orthovita’s and its subsidiaries’ business consistent with past practice;

•

adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Orthovita or any subsidiary (other than the Merger or as expressly provided in the Merger Agreement);

•

authorize, enter into, renew, extend, terminate or amend, or waive, release or assign any material rights or claims with respect to any material contract, other than (1) modifications of territories in the ordinary course of business consistent with past practice, (2) modifications of product specifications in the ordinary course of business consistent with past practice, (3) contracts with physicians regarding the performance of services at market research events entered into in the ordinary course of business consistent with past practice, (4) price increases under supply contracts pursuant to which Orthovita is the supplier and (5) contracts regarding the sale of products in the ordinary course of business consistent with past practice;

•

agree to settle or resolve any litigation or proceedings, where the settlement would result in amounts payable to or by Orthovita or its subsidiaries in excess of $100,000, any relief restricting the operations of Orthovita’s business or the granting of licenses, deferred prosecution agreements, consent decrees, plea agreements or mandatory or permissive exclusion, seizure or detention of product, or notification, repair or replacement or any other administrative action brought by, or civil settlements with, the FDA or any comparable foreign governmental entity;

•

pay, discharge or satisfy any material liabilities, other than in the ordinary course of business, in satisfaction of indebtedness owed under the purchase agreement for Orthovita’s senior secured notes, or in satisfaction of indebtedness owed under the Commercial Premium Finance Agreement between Orthovita and Marsh USA Inc.;

•	take or permit any action that would result in any of the conditions to the Merger or any of the Offer Conditions not being satisfied;

•

other than pursuant to material transfer agreements, non-disclosure agreements and similar agreements, in each case, containing appropriate confidentiality provisions, entered into in the ordinary course of business consistent with past practice, transfer, dispose of, grant, or obtain, abandon or permit to lapse any rights to, or grant any license or non-assertion under any intellectual property material to Orthovita or any of its subsidiary’s business, nor allow a patent family to lapse;

•

waive, terminate, amend or modify any provision of, or grant permission under, any standstill, confidentiality agreement or similar agreement to which Orthovita or any of its subsidiaries is a party and that relates to any potential Acquisition Transaction (as described below);

•	authorize, agree, propose or make any commitment to do any of the foregoing.

Non-Solicitation. Orthovita has agreed that it will not and will cause its subsidiaries and its and their respective representatives not to, directly or indirectly, from the date of the Merger Agreement until the earlier of the date on which Stryker’s designees are elected or appointed to the Orthovita board of directors or the termination of the Merger Agreement, (A) solicit, initiate, encourage (including by way of providing information) or induce the submission or announcement of any inquiries, proposals or offers or any other efforts or attempts that constitute, or could reasonably be expected to lead to, a Takeover Proposal (as described below) (B) enter into, continue, participate or engage in any discussions or negotiations with, or furnish any information to, any person with respect to a Takeover Proposal or (C) otherwise cooperate with or assist or participate in, or facilitate or take any action that could reasonably be expected to facilitate, any such inquiries, proposals, offers, discussions or negotiations. Orthovita also agreed to immediately cease and cause to be terminated any solicitation, discussion or negotiation with any person conducted before the date of the Merger Agreement by Orthovita, its subsidiaries or any of their respective representatives with respect to any actual or potential Acquisition Transaction and to use its reasonable best efforts to cause any such person to return or destroy all confidential information provided by or on behalf of Orthovita or any of its subsidiaries to such person or its representatives.

Notwithstanding any of the restrictions described above, if at any time from and after the date of the Merger Agreement and prior to the time Stryker accepts Shares for payment pursuant to the Offer, (i) Orthovita receives a bona fide written Takeover Proposal from a third party, (ii) Orthovita is not in material breach or violation of the terms of the non-solicitation provisions, (iii) to the extent Orthovita is prohibited as a result of a confidentiality, non-disclosure or similar contract as in effect on the date of the Merger Agreement from disclosing to Stryker or its representatives discussions or negotiations between Orthovita or its representatives and such person, or any information that may be exchanged in connection with such discussions or negotiations, in each case as required by the provisions of the Merger Agreement, such person has provided Orthovita with a written acknowledgement that such discussions, negotiations and the information exchanged in connection therewith may be disclosed to Stryker and its representatives to the extent required by the Merger Agreement, and (iv) the Orthovita board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as described below) and that the failure to take such action would be inconsistent with its fiduciary obligations to Orthovita’s shareholders under applicable law, then Orthovita may:

•

furnish information with respect to Orthovita and its subsidiaries to the person making such Takeover Proposal pursuant to an acceptable confidentiality agreement (a copy of which will be provided by Orthovita to Stryker promptly after its execution or, if executed prior to the date of the Merger Agreement, prior to entering into any discussions or negotiations or prior to furnishing any information hereunder), any nonpublic information regarding Orthovita or any of its subsidiaries provided to any other person which was not previously provided to Stryker (such additional information to be provided prior to the time such information is provided to such other person); and

•	engage in discussions or negotiations with the person making such Takeover Proposal regarding such Takeover Proposal.

Orthovita also agreed that it will, and will cause its subsidiaries to, enforce the provisions of any standstill, confidentiality or similar agreement to which Orthovita or any of its subsidiaries is a party and that relates to any potential Acquisition Transaction (including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court or other tribunal having jurisdiction). Effective as of Orthovita’s taking any action described in the two bullets of the preceding paragraph or upon a determination by Orthovita’s board of directors that a Takeover Proposal constitutes a Superior Proposal, Orthovita agreed that the standstill and any other similar provisions in the Confidentiality Agreement will become null and void and of no further force and effect to the extent necessary to permit Stryker and Purchaser to make proposals to Orthovita regarding adjustments to the terms and conditions of the Merger Agreement.

“Acquisition Transaction” means any transaction or series of transactions, directly or indirectly, (1) involving any exchange, lease, sale, disposition, acquisition, transfer, purchase, or exclusive license of all or substantially all of Orthovita’s rights with respect to assets or businesses of Orthovita (including capital stock of the subsidiaries of Orthovita) or any subsidiary of Orthovita representing 10% or more of the assets (measured by fair market value) or net revenues of Orthovita and its subsidiaries, taken as a whole, (2) that, if consummated, would result in any person or group beneficially owning, directly or indirectly, or having the right to acquire, equity interests representing 10% of the outstanding Shares or of the voting power of Orthovita’s capital stock, (3) involving any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving Orthovita pursuant to which any person or group (or the shareholders of any person) would own, directly or indirectly, 10% or more of any class of equity securities of Orthovita or of the surviving entity in a merger or the resulting direct or indirect parent of Orthovita or such surviving entity, (4) the issuance or sale by Orthovita or its subsidiaries (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing 10% or more of the voting power of Orthovita, or (5) any combination of the foregoing, other than, in each case, the transactions contemplated by the Merger Agreement.

“Takeover Proposal” means any inquiry, proposal or offer (whether or not in writing) from any person or group relating to any Acquisition Transaction.

“Superior Proposal” means any bona fide written Takeover Proposal (provided that for purposes of the definition of “Superior Proposal”, the references to 10% in the definition of Acquisition Transaction will be deemed to be references to more than 50%, which was not solicited after the date of the Merger Agreement, was made after the date of the Merger Agreement and did not result from a material breach of the non-solicitation provisions of the Merger Agreement, and which the Orthovita board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor), taking into account the various legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof, and the person making such proposal, if accepted, is reasonably capable of being consummated in a timely fashion on the terms proposed, and if consummated would result in a transaction that is more favorable to Orthovita’s shareholders, from a financial point of view, than the Offer and the Merger (after taking into account, if applicable, any proposal by Stryker to amend, or make adjustments to, the terms and conditions of the Merger Agreement).

From the date of the Merger Agreement to the date on which Stryker’s designees are elected or appointed to the Orthovita board of directors, Orthovita has agreed to, as promptly as practicable (and in any event within 24 hours and prior to providing any person with any non-public information) notify Stryker in writing in the event that Orthovita or any of its subsidiaries or representatives receives any Takeover Proposal from any person or group or any request for information or inquiry that contemplates or could reasonably be expected to lead to a Takeover Proposal, which notice will set forth the material terms and conditions of any such Takeover Proposal, request or inquiry and the identity of the person making such Takeover Proposal, request or inquiry. Orthovita must also keep Stryker fully informed in writing as promptly as practicable (and in any event within 24 hours) of any material change in the status of or material terms and conditions (including all material amendments or proposed material amendments conveyed to Orthovita or its representatives) of any such Takeover Proposal, request or inquiry and will, promptly upon receipt or delivery thereof, provide Stryker (or its outside legal counsel) with copies of all documents and written communications relating to any such Takeover Proposal, request or inquiry exchanged between Orthovita or any of its representatives, on the one hand, and the person making a Takeover Proposal or any of its representatives, on the other hand. Orthovita will provide

Stryker with at least 48 hours prior notice of a meeting of Orthovita’s board of directors (or such lesser notice as is provided to the members of the Orthovita board of directors) at which the Orthovita board of directors is reasonably expected to consider any Takeover Proposal. Orthovita will not, and will cause its subsidiaries not to, enter into any contract with any person subsequent to the date of the Merger Agreement that prohibits compliance with any of the provisions of the Merger Agreement or contains any provision that adversely affects the rights of Orthovita or any of its subsidiaries.

Adverse Recommendation Change. Orthovita has represented in the Merger Agreement that the Orthovita board of directors has, at a meeting duly called and held prior to the execution of the Merger Agreement, unanimously adopted resolutions, among other things, recommending that the shareholders of Orthovita accept the Offer, tender their Shares to Purchaser pursuant to the Offer, and, to the extent required to consummate the Merger, adopt the Merger Agreement This is referred to as the “Board Recommendation.” Orthovita has agreed that, from the date of the Merger Agreement until the date on which Stryker’s designees are elected or appointed to the Orthovita board of directors, neither the Orthovita board of directors nor any committee will:

•	approve or recommend, or resolve to or publicly propose to approve or recommend, any Takeover Proposal, or resolve to do the foregoing;

•

withdraw, change, amend, modify or qualify in a manner adverse to Stryker or Purchaser, or resolve to or publicly propose to withdraw, modify or qualify in a manner adverse to Stryker or Purchaser, or take any action or make any statement in connection with the transactions contemplated by the Merger Agreement that is inconsistent with the Board Recommendation; or

•

approve or recommend, or resolve to or publicly propose to approve, recommend, or permit Orthovita or any of its affiliates to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract constituting or related to, or which is intended to or could reasonably be expected to lead to, any Takeover Proposal or requiring, or reasonably expected to cause, Orthovita to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere or be inconsistent with, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement or requiring, or reasonably expected to cause, Orthovita to fail to comply with the Merger Agreement (other than an acceptable confidentiality agreement referred to and in compliance with the non-solicitation provision).

The actions described in the first and second bullet points above are referred to as an “Adverse Recommendation Change.”

Notwithstanding the foregoing or anything else in the Merger Agreement to the contrary, if at any time prior to the date on which Stryker’s designees are elected or appointed to the Orthovita board of directors, Orthovita receives a bona fide written Takeover Proposal that the Orthovita board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) constitutes a Superior Proposal, the Orthovita board of directors may at any time prior to the time Stryker accepts Shares for payment pursuant to the Offer effect an Adverse Recommendation Change with respect to such Superior Proposal and/or terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal, provided, however, that:

•

the Orthovita board of directors has determined in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary obligations to the Orthovita shareholders under applicable law;

•	Orthovita satisfies its obligation under the Merger Agreement to pay a Termination Fee (as defined below);

•

Orthovita has complied with the applicable termination and fees and expenses provisions of the Merger Agreement and has otherwise materially complied with all of its obligations under the non-solicitation provisions;

•

Orthovita has provided prior written notice to Stryker, at least five business days in advance, of its intention to take such action with respect to the Superior Proposal, which notice must specify the material terms and conditions of the Superior Proposal (including the identity of the party making the Superior Proposal) and a copy of the proposed definitive agreement for the Superior Proposal in the form to be entered into; and

•

prior to effecting such Adverse Recommendation Change or terminating the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal, Orthovita has negotiated with Stryker in good faith (to the extent Stryker desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the Takeover ceases to constitute a Superior Proposal.

In the event of any amendment to the financial terms or any other material revisions to the Superior Proposal, Orthovita is required to deliver a new written notice to Stryker and to comply with the requirements described above with respect to such new written notice. If Stryker makes adjustments to the terms and conditions of the Merger Agreement so that any Takeover Proposal ceases to constitute a Superior Proposal, Orthovita will be entitled to notify the third party (which made the Takeover Proposal) thereof.

Notwithstanding anything to the contrary contained in the non-solicitation provisions, if the Orthovita board of directors determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to Orthovita’s shareholders under applicable law, the Orthovita board of directors may at any time prior to the date on which Stryker’s designees are elected or appointed to the Orthovita board of directors and solely in response to an Intervening Event (as described below) (x) effect an Adverse Recommendation Change with respect to such Intervening Event; provided, however, that Orthovita’s board of directors may not effect an Adverse Recommendation Change unless Orthovita has provided prior written notice to Stryker, at least five business days in advance of its intention to take such action, which notice shall specify the facts, circumstances and other conditions giving rise thereto, and prior to effecting such Adverse Recommendation Change, Orthovita will, and will cause its representatives to, during such five business day period, negotiate with Stryker in good faith (to the extent Stryker desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that an Adverse Recommendation Change is no longer necessary.

“Intervening Event” means a material event relating to Orthovita or its subsidiaries which is (i) unknown and not reasonably capable of being known to the Orthovita board of directors as of the date of the Merger Agreement and (ii) becomes known to or by the Orthovita board of directors prior to the time Stryker accepts Shares for payment pursuant to the Offer; provided, however, that in no event will the receipt of a Takeover Proposal or any event relating to an Acquisition Transaction constitute an Intervening Event.

The Merger Agreement does not prohibit Orthovita from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if the Orthovita board of directors determines in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with its fiduciary duties to the shareholders of Orthovita under applicable law, provided that nothing in this sentence will be deemed to permit the Orthovita board of directors to make an Adverse Recommendation Change except to the extent permitted by the non-solicitation provisions described above and if any disclosure under this sentence (other than issuance by Orthovita of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) does not expressly reaffirm the Board Recommendation, such disclosure will be deemed a Adverse Recommendation Change.

Shareholder Approval. If shareholder approval is required under the Business Corporation Law in order to consummate the Merger in a manner other than by a short form merger pursuant to Section 1924(b)(1)(ii) of the Business Corporation Law, then, in accordance with applicable law, Orthovita’s articles of incorporation, Orthovita’s bylaws, and any other applicable rules, Orthovita will, as promptly as practicable after the consummation of the Offer, set a record date (which will be as promptly as reasonably practicable following the time Stryker accepts Shares for payment pursuant to the Offer) for, call, give notice of, and convene a special meeting of Orthovita shareholders as promptly as reasonably practicable following the time Stryker accepts Shares for payment pursuant to the Offer. Subject to the non-solicitation provisions of the Merger Agreement, the Orthovita board of directors will recommend that the Orthovita shareholders vote in favor of adoption of the Merger Agreement. At the shareholder meeting, Stryker has agreed to cause all Shares held of record by Stryker or Purchaser (or its assignees, if any) as of the applicable record date and entitled to vote thereon in favor of the adoption of the Merger Agreement. Orthovita will use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of the Merger Agreement and approval of the Merger, and secure any approval of Orthovita shareholders that is required by applicable law to effect the Merger. With the assistance of Stryker, Orthovita will also, as promptly as reasonably practicable after the time Stryker accepts Shares for payment pursuant to the Offer, prepare and file with the SEC the preliminary proxy statement relating to the Merger and the transactions contemplated by the Merger Agreement.

Access to Information. Prior to the effective time of the Merger, and subject to confidentiality obligations, Orthovita agreed to provide Stryker with access during normal business hours to Orthovita’s facilities, properties, books and records, officers and employees.

Reasonable Best Efforts. Orthovita, Stryker and Purchaser have agreed to use their reasonable best efforts to cause the Merger and the other transactions contemplated by the Merger Agreement to be consummated as promptly as reasonably practicable on the terms and subject to the conditions of the Merger Agreement. Orthovita, Stryker and Purchaser will use their reasonable best efforts:

•	to promptly make any required submissions under the HSR Act;

•	to furnish information required in connection with such submissions under the HSR Act;

•	to keep the other parties reasonably informed with respect to the status of any submissions under the HSR Act; and

•	to obtain all necessary actions or non-actions, waivers, consents, clearances and approvals from any governmental entity.

Stryker, Purchaser and Orthovita have also agreed to cooperate with one another in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other supranational, national, federal, state, foreign or local law or regulation or whether any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other Contracts related to Orthovita’s business in connection with the Merger Agreement, the Merger or the consummation of the other transactions contemplated hereby, and in promptly making such filings. Stryker, Purchaser and Orthovita have also agreed not to enter into any transaction prior to the time Stryker accepts Shares for payment pursuant to the Offer that would reasonably be expected to materially increase the risk of not obtaining the applicable clearance, approval or waiver under the antitrust laws with respect to the transactions contemplated by the Merger Agreement.

If any objections are asserted with respect to the transactions contemplated by the Merger Agreement under the HSR Act, Federal Trade Commission Act (the “FTC Act”), Clayton Antitrust Act (the “Clayton Act”), Sherman Act (the “Sherman Act”) or if any investigation, litigation or other administrative or judicial action or proceeding is commenced or proposed or threatened to be commenced challenging any of the transactions contemplated by the Merger Agreement as violative of the HSR Act, FTC Act, Clayton Act or Sherman Act or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated by the Merger Agreement, Orthovita, Stryker and Purchaser have agreed to use their respective reasonable best efforts to resolve, and to cooperate and assist the other parties in resolving, any such objections, investigation or litigation, action or proceeding, and will make such proposals and take such actions so as to permit the Merger and the other transactions contemplated by the Merger Agreement to be consummated as promptly as practicable, and in any event prior to November 16, 2011, in accordance with applicable law (including the antitrust laws), including making proposals, executing and carrying out agreements and submitting to orders providing for divesting (or agreeing to divest) assets of Orthovita and its subsidiaries that would not, individually or in the aggregate, reasonably be expected to be material to Orthovita and its subsidiaries, taken as a whole.

Benefit Plans. The surviving corporation has agreed to provide employees of Orthovita and its subsidiaries who continue their employment with the surviving corporation or its subsidiaries following the effective time of the Merger with employee benefits that are no less favorable in the aggregate than the employee benefits provided to similarly situated employees of Stryker, for a period commencing at the effective time of the Merger and ending on the earlier of the date that is twelve months following the effective time of the Merger, or the date on which the employment of such employee terminates. The surviving corporation has also agreed to provide employees of Orthovita and its subsidiaries who continue their employment with the surviving corporation or its subsidiaries following the effective time of the Merger with at least the same wage rate or annual base salary as was provided to such employee immediately prior to the effective time of the Merger and an opportunity to earn an amount of ordinary course annual performance bonus and commission opportunities that are substantially comparable to the opportunities available to such employee prior to the effective time of the Merger, for a period commencing at the effective time of the Merger and ending on the earlier of the date that is six months following the effective time of the Merger, or the date on which the employment of such employee terminates. However, neither Stryker nor the surviving corporation will be required to either (1) retain any Orthovita employee or group of employees, or (2) retain any Orthovita benefit plan, other than as required by applicable law. Nothing in the Merger Agreement creates any third party beneficiary or other rights in any person other than the parties to the Merger Agreement, including Orthovita employees, former employees, any participant in any Orthovita benefit plan, or any dependant or beneficiary thereof.

Section 16 Matters. The Orthovita board of directors has agreed, prior to the effective time of the Merger, to adopt a resolution so that the disposition by any officer or director of Orthovita who is a covered person for purposes of Section 16 of the Exchange Act of Shares or Options pursuant to the Merger Agreement, and the Offer and the Merger will be an exempt transaction for purposes of Section 16.

Rule 14d-10(d) Matters. Prior to the time Stryker accepts Shares for payment pursuant to the Offer, Orthovita (acting through the compensation committee of its board of directors) will take all such steps as may be required to cause each agreement, arrangement or understanding entered into by Orthovita or its subsidiaries on or after the date of the Merger Agreement with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Indemnification, Exculpation and Insurance. Stryker has agreed that all rights to indemnification of and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Merger now existing in favor of any person who is or prior to the effective time of the Merger becomes, or has been at any time prior to the date of the Merger Agreement, a director or officer of Orthovita (each, an “Indemnified Party”) to the extent that such persons are entitled to such rights pursuant to and as provided in Orthovita’s articles of incorporation, its bylaws or any indemnification agreement between an indemnified party and Orthovita, in each case, as in effect on the date of the Merger Agreement, will remain in full force and effect for a period of six years after the effective time of the Merger (or in the case of an indemnification agreement providing for a longer period, until the expiration of the rights in accordance with the terms of such indemnification agreement). Such rights will survive the Merger and will, for a period of six years after the effective time of the Merger (or in the case of any indemnification agreement providing for a longer period, until the expiration of the rights in accordance with the terms of such indemnification agreement), not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any indemnified party without the prior consent of the affected indemnified party.

Stryker will also either (i) cause to be maintained in effect, for a period of six years after the effective time of the Merger, the directors’ and officers’ liability insurance policy that is in effect at the date of the Merger Agreement covering acts or omissions at or prior to the effective time of the Merger, or (ii) obtain, in consultation with Orthovita, a prepaid (or “tail”) directors’ and officers’ liability insurance policy covering acts or omissions occurring at or prior to the effective time of the Merger for a period of six years after the effective time, on terms with respect to such coverage and amounts no less favorable to the covered persons than those of the current directors’ and officers’ policy. However, in no event will the aggregate costs of such insurance policies exceed in any one year during the six years after the effective time of the Merger 150% of the aggregate premiums paid by Orthovita for such purpose with respect to 2010 (which premiums are represented by Orthovita to be $230,000). The Indemnification provisions are intended to be for the benefit of, and will be enforceable by, each Indemnified Party.

Termination Fee. Orthovita has agreed to pay to Stryker a termination fee of approximately $9.89 million:

•

if the Merger Agreement is terminated by Stryker, prior to the time Stryker accepts Shares for payment pursuant to the Offer, because an Adverse Recommendation Change has occurred, Orthovita fails to include the Board Recommendation in the Schedule 14D-9 or fails to allow Stryker to include the Board Recommendation in the tender offer documents, or the Orthovita board of directors fails to publicly reaffirm the Board Recommendation within five business days after Orthovita’s receipt of a written request by Stryker provide such a reaffirmation following the date of any Takeover Proposal or any modification of a Takeover Proposal, or Orthovita has materially breached any of its obligations under the non-solicitation provision, with such fee paid within one business day following the date of such termination of the Merger Agreement;

•

if the Merger Agreement is terminated by Orthovita to enter into a definitive agreement with respect to a Superior Proposal in accordance with the terms of the Merger Agreement, with such fee paid immediately prior to, and as a condition to the effectiveness of, such termination of the Merger Agreement; or

•	in the event that, prior to the date of termination of the Merger Agreement (but in no event later than the time Stryker accepts Shares for payment pursuant to the Offer), a Takeover Proposal has been publicly made to Orthovita or has been made directly to Orthovita shareholders or has otherwise become publicly known, or any person has publicly announced an intention to make a Takeover Proposal (whether or not conditional) and (A) thereafter the Merger Agreement is terminated (i) by Stryker or Orthovita because Stryker has not accepted Shares tendered pursuant to the Offer before November 16, 2011, (ii) by Stryker or Orthovita because the Offer has expired as a result of the non-satisfaction of the Minimum Condition or any Offer Condition, or (ii) by Stryker because Orthovita has willfully breached its covenants or agreements under the Merger Agreement (each of the foregoing, subject to the terms of the Merger Agreement), and (B) within twelve months of such termination, Orthovita enters into a definitive agreement to consummate or consummates an Acquisition Transaction (for purposes of this provision, the term “Acquisition Transaction” has the meaning provided above, except that all references to 10% are deemed references to 50%), with such fee paid on the earlier of the date of entry into a definitive agreement or the date of consummation referred to above.

Notes and Warrants. Orthovita has agreed to take all actions as may be necessary to comply with all of the terms and conditions of the purchase agreement for Orthovita’s senior secured notes and related warrants, the form of warrant and the other agreements related thereto, including paying required prepayments of indebtedness under the such purchase agreement and any required premium thereon.

Notification of Certain Matters. Orthovita has agreed to promptly notify Stryker in writing of: (i) to Orthovita’s knowledge, the occurrence of any state of facts, change, development, event or condition that would cause or result, or would reasonably be expected to cause or result, in any of the Offer Conditions or conditions to the Merger not being satisfied or satisfaction of any of those conditions being materially delayed; (ii) any notice or other communication from any person (other than a governmental entity) alleging that the consent of such person is required in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; and (iii) any suits, actions or proceedings commenced or, to Orthovita’s knowledge, threatened that relate to the consummation of the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. Stryker and Purchaser have agreed to promptly notify Orthovita in writing of: (i) any notice or other communication from any person (other than a governmental entity) alleging that the consent of such person is required in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; and (ii) any suits, actions or proceedings commenced or, to the knowledge of Stryker, threatened that relate to the consummation of the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. The parties have agreed that no such notification will affect the representations, warranties, obligations, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under the Merger Agreement.

Public Announcements. Stryker, Purchaser, and Orthovita have agreed that no public release or announcement concerning the transaction contemplated by the Merger Agreement will be issued by any party without the prior written consent of Orthovita and Stryker, except as such release or announcement may be required by applicable law, court process or the rules and regulations of any national securities exchange or national securities quotation system, and except for any matters referred to in the provisions of the Merger Agreement relating to non-solicitation and Adverse Recommendation Change, in which case the party required to make the release or announcement will use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance.

Shareholder Litigation. Orthovita has agreed to give Stryker the opportunity to participate in the defense or settlement of any shareholder litigation against Orthovita and/or its directors relating to the transactions contemplated by the Merger Agreement, and no such settlement will be agreed to without Stryker’s prior written consent.

Stock Exchange De-listing; Deregistration. Prior to the effective time, Orthovita must reasonably cooperate with Stryker and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to cause the delisting of Orthovita and of the Shares from NASDAQ as promptly as practicable after the effective time of the Merger and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

State Takeover Laws. From the date of the Merger Agreement until the effective time of the Merger, Orthovita will not take any action that would cause the transactions contemplated by the Merger Agreement, including the Offer and the Merger, to be subject to the restrictions imposed by the Business Corporation Law or any other “fair price,” “moratorium,” “control share acquisition,” “interested shareholder,” “business combination” or similar statute or regulation promulgated by a Governmental Entity, including the provisions of Sections 2538 through 2558 of the Business Corporation Law and the provisions of the Pennsylvania Takeover Disclosure Law. If any such law becomes or is deemed to become applicable to Orthovita or the transactions contemplated hereby, then the Orthovita board of directors will take all actions necessary (to the extent actions are to be taken by Orthovita) to irrevocably render such Takeover Law inapplicable to the foregoing.

Termination. The Merger Agreement may be terminated:

•	by mutual written consent of Stryker and Orthovita, at any time prior to the effective time of the Merger;

•	by either Stryker or Orthovita if:

•

Stryker has not accepted Shares for payment pursuant to the Offer on or before November 16, 2011, except that such right to terminate is not available to Stryker or Orthovita if its (and in the case of Stryker, Purchaser’s) failure to perform any of its obligations under the Merger Agreement in any respect has been a principal cause of or resulted in the failure of the Offer to be consummated on or before November 16, 2011;

•

the Offer (as it may be extended) expires as a result of the non-satisfaction of any Offer Condition or is terminated or withdrawn pursuant to its terms in accordance with the Merger Agreement without any Shares being purchased; provided, however, that the right to terminated under this provision is not available to any party if the failure of such party (and in the case of Stryker, Purchaser) to perform any of its obligations under the Merger Agreement in any respect has been a principal cause of or resulted in the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased; or

•

any temporary restraining order, preliminary or permanent injunction or other judgment or ruling issued by any governmental entity of competent jurisdiction that has the effect of permanently restraining, enjoining, or otherwise prohibiting the transactions contemplated by the Merger Agreement, including the acceptance for payment of, and payment for, prior to time Purchaser accepts Shares for payment pursuant to the Offer, the Shares pursuant to the Offer or, prior to the effective time of the Merger, consummation of the Merger, will have become final and nonappealable, or any law will have been enacted or promulgated by any governmental entity which prevents the consummation of the Offer, the Merger or the transactions contemplated by the Merger Agreement.

•	by Stryker at any time prior to time Stryker accepts Shares for payment pursuant to the Offer if:

•

Orthovita has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of any of the conditions set forth in paragraphs (c) (regarding Orthovita’s covenants and agreements under the Merger Agreement) or (d) (regarding Orthovita’s representations and warranties under the Merger Agreement) of Annex II to the Merger Agreement and (B) is incapable of being cured or, if capable of being cured, is not cured prior to the date that is 30 business days from the date that Orthovita is notified in writing by Stryker of such breach; provided that Stryker will not have the right to terminate the Merger Agreement if Stryker or Purchaser is then in material breach of its representations, warranties, covenants or agreements under the Merger Agreement;

•	an Adverse Recommendation Change has occurred;

•	Orthovita fails to include the Board Recommendation in the Schedule 14D-9 or fails to permit Stryker to include the Board Recommendation in the Offer Documents;

•

the Orthovita board of directors fails to publicly reaffirm the Board Recommendation within five business days after Orthovita’s receipt of a written request by Stryker to provide such reaffirmation following the date of any Takeover Proposal or any modification of a Takeover Proposal; or

•	Orthovita has materially breached any of its obligations under the non-solicitation provision of the Merger Agreement.

•	by Orthovita at any time prior to the time Stryker accepts Shares for payment pursuant to the Offer if:

•

Stryker or Purchaser has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A) would have, individually or in the aggregate, a Parent Material Adverse Effect and (B) is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of November 16, 2011 and the date that is 30 business days from the date that Stryker is notified in writing by Orthovita of such breach; provided, however, that Orthovita will not have the right to terminate the Merger Agreement pursuant to this Section if Orthovita is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement; or

•

the Orthovita board of directors determines to enter into a definitive agreement providing for a Superior Proposal pursuant to and in compliance with the provisions of the Merger Agreement (including payment to Stryker of the Termination Fee concurrently with such termination).

Effect of Termination. In the event of termination of the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Stryker, Purchaser or Orthovita (other than certain specified provisions relating to confidentiality, fees and expenses, termination and general provisions, which provisions will survive such termination), provided that nothing in the preceding sentence will relieve Orthovita, Stryker or Purchaser from liability for any fraud or willful breach of the Merger Agreement.

Employment-Related Agreements

The following is a summary of certain provisions of the certain employment related agreements entered into in connection with the Merger Agreement. This summary is qualified in its entirety by reference to such agreements, copies of which have been filed as exhibits to the Schedule TO. These agreements may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Stryker and Purchaser.” Shareholders and other interested parties should read these agreements for a more complete description of the provisions summarized below.

As a condition to Stryker’s willingness to proceed with the transactions contemplated by the Merger Agreement, on May 16, 2011, concurrently with the execution of the Merger Agreement, Stryker entered into employment letter agreements with the following executive officers of Orthovita: Antony Koblish, Maarten Persenaire, M.D. and Christopher H. Smith (the “New Employment Agreements”). The New Employment Agreements, which would become effective only upon the consummation of the Offer, set forth the terms of the executive officers’ employment with Stryker and amend in certain respect the executive officers’ existing employment agreements with Orthovita (the “Orthovita Employment Agreements”). Except as expressly modified in their letter agreements with Stryker, as described below, the terms of the Orthovita Employment Agreements would remain in effect following the consummation of the Offer.

Under the New Employment Agreements, Mr. Koblish would serve as Vice President and General Manager of Stryker Orthovita, Dr. Persenaire as Vice President and Chief Medical Officer and Mr. Smith as Vice President, Sales & Marketing. Their respective base salaries would be $400,000, $277,600 and $270,400 and their target bonuses would be 70%, 50% and 50% respectively of their respective base salaries, pro-rated for 2011 based on the portion of the year that occurs following the consummation of the Offer if they receive any bonus payments from Orthovita for the portion of 2011 that occurs prior to the consummation of the Offer.

Each of the executive officers would also be eligible to receive a retention benefit with both cash and restricted stock unit (“RSU”) components: The cash portion of the retention benefit would be $400,000 for Mr. Koblish, $83,280 for Dr. Persenaire and $81,120 for Mr. Smith, which amounts vest and become payable on each of the first three anniversaries of the consummation of the Offer, 30% on each of the first two anniversaries and 40% on the third anniversary. Subject to approval by the compensation committee of Stryker’s board of directors, the RSU portion of the retention benefit would have a target value of approximately $600,000, $166,560 and $162,240 for Mr. Koblish, Dr. Persenaire and Mr. Smith, respectively, calculated as the number of units multiplied by the closing price of Stryker’s common stock on the date prior to the date the RSUs are granted. One-third of the RSUs would vest on each of the first three anniversaries of the date the RSUs are granted

Each of Messrs. Koblish and Smith and Dr. Persenaire also would be eligible to receive a stock award in February 2012, subject to approval by the compensation committee of Stryker’s board of directors. The target amount of the award would be $618,000 for Mr. Koblish, $171,557 for Dr. Persenaire and $167,107 for Mr. Smith (calculated as the number of units times the grant date price) and the form of the award would be 50% in stock options and 50% in RSUs.

The executive officers’ Orthovita Employment Agreements generally would remain in effect following the consummation of the Offer except that under the New Employment Agreements, Messrs. Koblish and Smith and Dr. Persenaire each agreed to waive any right they may have to resign for good reason (as defined in their respective New Employment Agreements) due to a material diminution of their duties, responsibilities or authority following the consummation of the Offer based on the terms set forth in their respective New

Employment Agreements. However, with respect to Messrs. Koblish and Smith and Dr. Persenaire, commencing on the date that is seven months following the consummation of the Offer and continuing for 30 days thereafter, each would be eligible to receive the payments and benefits set forth under their respective Orthovita Employment Agreement if he resigned for good reason during such 30-day period due to a material diminution of his duties, responsibilities or authority, and for such purpose, Stryker and Messrs. Koblish and Smith and Dr. Persenaire agreed that the terms of the New Employment Agreements constitute a material diminution of the executives’ respective duties, responsibilities or authority. In addition, with respect to Mr. Koblish’s and Mr. Smith’s and Dr. Persenaire’s ability to terminate their employment for good reason based on a reduction in their respective base salaries (as set forth in the executives’ respective New Employment Agreements), following the consummation of the Offer, the limitation on such ability for across-the-board salary reductions for executives would be modified to include executives of both Stryker and Orthovita (rather than solely Orthovita).

Concurrently or shortly after execution of the Merger Agreement, Stryker also entered into employment letter agreements with seven other employees of Orthovita and expects to enter into an employment letter agreement with an additional employee. These letter agreements generally contain similar types of employment terms as described above with respect to the executive officers, though at varying levels than the levels that would be provided to the executive officers.

Tender and Voting Agreements

The following is a summary of certain provisions of the Tender and Voting Agreements. This summary is qualified in its entirety by reference to such agreements, which are incorporated herein by reference, and copies of which have been filed as an exhibit to the Schedule TO. Such agreements may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Stryker and Purchaser.” Shareholders and other interested parties should read such agreements for a more complete description of the provisions summarized below.

As a condition to Stryker’s willingness to proceed with the transactions contemplated by the Merger Agreement, on May 16, 2011, concurrently with the execution of the Merger Agreement, Stryker and Purchaser entered into the Tender and Voting Agreements with Essex Woodlands Health Ventures Fund VII, L.P. and the following directors and officers of Orthovita: Christine J. Arasin, R. Scott Barry, Nancy C. Broadbent, Morris Cheston, Jr., Theodore Clineff, Kevin Connolly, Antony Koblish, Michael Leonard, Jeffrey Marx, Mary Paetzold, Maarten Persenaire, M.D., Christopher H. Smith, Paul G. Thomas, William E. Tidmore, Jr. and Paul Touhey (each a “Tendering Shareholder”). The Tendering Shareholders own an aggregate of 10,231,348 Shares representing approximately 13.3% of the outstanding Shares on the date of the Merger Agreement. The Tendering Shareholders also hold Options to acquire 6,279,248 Shares. Under the terms of the Tender and Voting Agreements, any Shares received by the Tendering Shareholders upon the exercise of Options are subject to the provisions of the Tender and Voting Agreements.

Each Tendering Shareholder has agreed that, unless their respective Tender and Voting Agreement is terminated as described below, (i) the Tendering Shareholder will validly tender or cause to be validly tendered its Shares to Purchaser pursuant to the Offer as promptly as practicable, and in any event no later than the tenth business day following the commencement of the Offer and (ii) the Tendering Shareholder will not withdraw or cause to be withdrawn any of the Tendering Shareholder’s Shares tendered in the Offer unless the Offer is terminated or has expired without Purchaser purchasing all Shares validly tendered in the Offer.

Each Tendering Shareholder has also agreed that unless their respective Tender and Voting Agreement is terminated as described below, they will not: (i) transfer, assign, sell, gift-over, pledge or otherwise dispose of any or all of their Shares or any right or interest therein; (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any such transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of their Shares; (iv) deposit any of their Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of their Shares; (v) exercise, or give notice of an intent to exercise, any Options unless the Shares underlying such Options become subject to their respective Tender and Voting Agreement upon such option exercise; or (vi) take any other action, other than in such Tendering Shareholder’s capacity as an officer or director of Orthovita, that would in any way restrict, limit or interfere with the performance of such Tendering Shareholder’s obligations under their respective Tender and Voting Agreement or the transactions contemplated thereby.

Each Tendering Shareholder irrevocably granted to, and appointed, Stryker and any designee of Stryker, the Tendering Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Tendering Shareholder, to vote their Shares, or to grant a consent or approval in respect of their Shares, in connection with any meeting of the shareholders of Orthovita or any action by written consent in lieu of a meeting of shareholders of Orthovita (i) in favor of the Merger or any other transaction pursuant to which Stryker or the Purchaser proposes to acquire Orthovita, whether by tender offer, merger, or otherwise, in which shareholders of Orthovita would receive consideration for their Shares equal to or greater than the consideration to be received by such shareholders in the Offer and the Merger, and/or (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including, but not limited to, any other extraordinary corporate transaction, including a merger, acquisition, sale, consolidation, reorganization or liquidation involving Orthovita and a third party, or any other proposal of a third party to acquire Orthovita. The Tendering Shareholders agreed to vote their Shares as instructed by Stryker in writing, if for any reason the proxy granted by each in the Tender and Voting Agreements is not irrevocable.

Each Tendering Shareholder agreed that it will not, directly or indirectly, (i) solicit, initiate, endorse, accept or encourage the submission of any Takeover Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with respect to, or participate in, assist, facilitate, endorse or encourage any proposal that constitutes, or may reasonably be expected to lead to, a Takeover Proposal; provided, however, that a Tendering Shareholder is not precluded from acting in its capacity as an officer or director of Orthovita, or taking any action in such capacity (including at the direction of the Orthovita board of directors), but only in either such case as and to the extent permitted by the Merger Agreement. Each Tendering Shareholder agreed to immediately cease participating in any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal.

The Tender and Voting Agreements terminate upon the earlier to occur of (i) the effective time of the Merger and (ii) the date of termination of the Merger Agreement in accordance with its terms.

Confidentiality Agreement

The following is a summary of certain provisions of the confidentiality agreement (the “Confidentiality Agreement”), dated January 18, 2011, as amended, between Orthovita and Stryker. This summary is qualified in its entirety by reference to such agreement, which is incorporated herein by reference, and a copy of which has been filed as an exhibit to the Schedule TO. Such agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Stryker and Purchaser.” Shareholders and other interested parties should read such agreement for a more complete description of the provisions summarized below.

Pursuant to the Confidentiality Agreement Stryker agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of Orthovita would be kept confidential and be used only for purposes of evaluating a possible transaction generally for a period of two years from the date of the Confidentiality Agreement. Stryker also agreed that it would only disclose the confidential information to its representatives or as may be required by law. Under the Confidentiality Agreement, Stryker also agreed, among other things, to certain “standstill” provisions for the protection of Orthovita for a period of eighteen months from the date of the Confidentiality Agreement and that, subject to certain limited exceptions, for a period of eighteen months from the date of the Confidentiality Agreement, Stryker would not solicit for employment certain of Orthovita’s employees.

12.	Purpose of the Offer; Plans for Orthovita.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Orthovita. The Offer, as the first step in the acquisition of Orthovita, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, subject to the satisfaction or waiver of the conditions to the obligations of Stryker and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Orthovita or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Orthovita. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Orthovita.

Short Form Merger. The Business Corporation Law provides that if a parent company owns at least 80% of each class of stock of a subsidiary, the parent company can effect a short form merger with that subsidiary without the action of the other shareholders of the subsidiary. Accordingly, if, as a result of the Offer, Purchaser directly or indirectly owns at least 80% of the Shares, Stryker and Purchaser could, and (subject to the satisfaction or waiver of the conditions to their obligations to effect the Merger contained in the Merger Agreement) are obligated under the Merger Agreement to, effect the Merger without prior notice to, or any action by, any other shareholder of Orthovita if permitted to do so under the Business Corporation Law. Even if Stryker and Purchaser do not own at least 80% of the outstanding Shares following consummation of the Offer, Stryker and Purchaser could seek to purchase additional Shares in the open market, from Orthovita or otherwise in order to reach the 80% threshold and effect a short form Merger. The consideration per Share paid for any Shares so acquired may be greater or less than that paid in the Offer.

Plans for Orthovita. It is expected that, initially following the Merger, the business and operations of Orthovita will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Stryker will continue to evaluate the business and operations of Orthovita during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Stryker intends to review such information as part of a comprehensive review of Orthovita’s business, operations, capitalization and management with a view to optimizing development of Orthovita’s potential in conjunction with Stryker’s existing business.

As discussed further in Section 11, “The Merger Agreement; Other Agreements – Employment-Related Agreements,” on May 16, 2011, Stryker entered into new employment related agreements with certain members of Orthovita’s current management team which will become effective only upon consummation of the Merger. Additionally, it is possible that certain members of Orthovita’s current management team will enter into other new employment arrangements with Orthovita after the completion of the Offer and the Merger. Such additional arrangements may include the right to purchase or participate in the equity of affiliates of Purchaser. These additional matters are subject to negotiation and discussion and no terms or conditions have been discussed. There can be no assurance that any additional parties will reach an agreement on any terms, or at all.

At the effective time of the Merger, the bylaws of Purchaser, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the surviving corporation until thereafter amended as provided by law and the articles of incorporation and bylaws of the surviving corporation. At the effective time of the Merger, the articles of incorporation of Orthovita as in effect immediately prior to the effective time of the Merger will be amended as set forth in the Merger Agreement and will be the articles of incorporation of the surviving corporation until thereafter amended as provided by law and such articles of incorporation. The directors of Purchaser immediately prior to the effective time of the Merger will become the directors of the surviving corporation and the officers of Purchaser immediately prior to the effective time of the Merger will become the officers of the surviving corporation, in each case, until their respective successors are duly elected or appointed. Also, assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, Stryker will be entitled to exercise its rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest number of directors) on, and control of, the Orthovita board of directors. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Orthovita’s Board of Directors.”

Except as set forth in this Offer to Purchase, including as contemplated in Section 12 — “Purpose of the Offer, Plans for Orthovita — Plans for Orthovita,” Stryker and Purchaser have no present plans or proposals that would relate to or result in (1) any extraordinary corporate transaction involving Orthovita or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (2) any sale or transfer of a material amount of assets of Orthovita or any of its subsidiaries, (3) any material change in Orthovita’s capitalization or dividend policy, (4) any other material change in Orthovita’s corporate structure or business or (5) composition of its management or board of directors.

13.	Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The NASDAQ Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, Orthovita has shareholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from the NASDAQ Capital Market if, among other possible grounds, (1) the number of publicly held Shares falls below 500,000, (2) the total number of beneficial holders of round lots of Shares falls below 300, (3) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (4) there are fewer than two active and registered market makers in the Shares over a ten consecutive business day period, (5) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (6) (A) Orthovita has shareholders’ equity of less than $2.5 million, (B) the market value of Orthovita’s listed securities is less than $35 million over a ten consecutive business day period and (C) Orthovita’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Orthovita, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Orthovita, as of May 13, 2011, there were 77,028,457 Shares outstanding (including 78,419 Shares of unvested restricted stock). If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from the NASDAQ Capital Market, the market for Shares will be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Orthovita to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Orthovita to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Orthovita, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Orthovita and persons holding “restricted securities” of Orthovita to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Orthovita to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the effective time of the Merger, without the prior written consent of Stryker, Orthovita will not, and will not permit its subsidiaries to, declare, set aside for payment or pay any dividends or make other distributions, payable in cash, stock or property, with respect to the capital stock of Orthovita or any subsidiary of Orthovita, other than cash dividends paid by wholly owned subsidiaries to Orthovita or its other wholly owned subsidiaries.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s and Stryker’s rights and obligations to extend, amend or terminate the Offer in accordance with the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if (i) the Minimum Condition shall not have been satisfied, (ii) the Antitrust Condition shall not have been satisfied or (iii) at any time on or after the date of the Merger Agreement and prior to Purchaser’s acceptance for payment of Shares pursuant to the Offer, any of the following events shall occur and be continuing:

(a)        There is pending any decree, judgment, injunction or other order, whether temporary, preliminary or permanent by any governmental entity of competent jurisdiction against Stryker, Purchaser, Orthovita or any subsidiary of Orthovita in connection with the Offer or the Merger, seeking to (i) make illegal, restrain, prohibit or materially delay the making or consummation of the Offer or the Merger or the performance of any other transactions contemplated by the Merger Agreement, (ii) restrict, prohibit or limit the ownership or operation by Stryker or any of its subsidiaries of all or any portion of the business or assets of Stryker, Orthovita or any of their respective subsidiaries or compel Stryker or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of Stryker, Orthovita or any of their respective subsidiaries, or impose any limitation, restriction or prohibition on the ability of Stryker, Orthovita or any of their respective subsidiaries to conduct its business or own such assets, other than restrictions, prohibitions or limitations that would not, individually or in the aggregate, reasonably be expected to be material to Orthovita and its subsidiaries, taken as a whole (iii) impose material limitations on the ability of Stryker or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Stryker or any of its subsidiaries on all matters properly presented to the shareholders of Orthovita, or (iv) require divestiture by Stryker or any of its subsidiaries of any Shares of Company Common Stock;

(b)        There is any temporary restraining order, preliminary or permanent injunction or other judgment or ruling issued by any governmental entity of competent jurisdiction or law enacted, entered, enforced or promulgated by any government entity of competent jurisdiction applicable to the Offer, the Merger, or the performance of any other transactions contemplated by the Merger Agreement, the effect of which is to, or would reasonably be expected to, directly or indirectly, have any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

(c)        Orthovita shall have materially breached or failed to perform or comply in any material respect with any of its covenants or agreements under the Merger Agreement to be performed or complied with by it under the Agreement on or prior to the Purchaser’s acceptance for payment of Shares pursuant to the Offer;

(d)        (i) Any representation or warranty of Orthovita set forth in the first sentence of Section 4.01(a) of the Merger Agreement (regarding organization of Orthovita) or in Sections 4.01(c) (regarding capitalization of Orthovita), 4.01(d)(i) (regarding Orthovita’s authority to enter the Merger Agreement) or 4.01(x) (regarding takeover laws) of the Merger Agreement shall fail to be true and correct in all respects at and as of the date of the Merger Agreement and at and as of such time on or after the date of the Merger Agreement as though made at and as of such time, except for representations and warranties that relate to a specific date or time (which need only be so true and correct as of such date or time); and (ii) any other representation or warranty of Orthovita contained in the Agreement (other than those listed in the preceding clause (i)) (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” qualifiers set forth therein) shall fail to be true and correct in all respects at and as of the date of the Merger Agreement and at and as of such time on or after the date of the Merger Agreement as though made at and as of such time, except for representations and warranties that relate to a specific date or time (which need only be so true and correct as of such date or time) and, in the case of this clause (ii) only, except where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Material Adverse Effect;

(e)        After the date of the Merger Agreement there shall have occurred any Effect which has had, or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

(f)        The Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Stryker and Purchaser, may be asserted by Stryker or Purchaser regardless of the circumstances giving rise to such condition, and may be waived by Stryker or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion (except that the Minimum Condition may not be waived). Any reference to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is so waived in accordance with the Merger Agreement. The failure by Stryker or Purchaser at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Orthovita with the SEC and other information concerning Orthovita, we are not aware of any governmental license or regulatory permit that appears to be material to Orthovita’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Stryker as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Orthovita’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Stryker, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Stryker intends to File a

Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with its purchase of Shares in the Offer and the Merger on May 27, 2011. Orthovita intends to file its Premerger Notification and Report Form with the FTC and the Antitrust Division on May 27, 2011. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day following the filing, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until ten calendar days following the date of substantial compliance by Stryker with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. Although Orthovita is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Orthovita’s failure to make those filings nor a request for additional documents and information issued to Orthovita from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting US consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Orthovita, or any of their respective subsidiaries or affiliates or requiring other conduct relief. US state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Stryker believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Certain Conditions of the Offer” of this Offer to Purchase for certain information regarding the conditions to the Offer, including conditions with respect to certain governmental actions in connection with the Offer and the Merger.

Foreign Laws. The antitrust and competition laws of certain foreign countries often apply to transactions such as the Offer and the Merger. Stryker and Orthovita do not believe that any foreign filings or notifications are required in connection with the Offer or the Merger. Nonetheless, it is possible that foreign antitrust laws might apply to the Offer or the Merger even in the absence of a regulatory filing obligation, and it is possible that foreign antitrust authorities might take action in connection with the Offer or the Merger in the absence of such obligation.

State Takeover Laws. A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated, and has a substantial number of shareholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

Orthovita is incorporated under the laws of Pennsylvania. The Pennsylvania Takeover Disclosure Law (“PTDL”) purports to regulate certain attempts to acquire a corporation which (1) is organized under the laws of Pennsylvania or (2) has its principal place of business and substantial assets located in Pennsylvania. In Crane Co. v. Lam, the United States District Court for the Eastern District of Pennsylvania preliminarily enjoined, on grounds arising under the United States Constitution, enforcement of at least the portion of the PTDL involving the pre-offer waiting period thereunder. Section 8(a) of the PTDL provides an exemption for any offer to purchase securities as to which the board of directors of the target company recommends acceptance to its shareholders, if at the time such recommendation is first communicated to shareholders the offeror files with the Pennsylvania Securities Commission (“PSC”) a copy of the Schedule TO and certain other information and materials, including an undertaking to notify shareholders of the target company that a notice has been filed with the PSC which contains substantial additional information about the offering and which is available for inspection at the PSC’s principal office during business hours. The Orthovita board of directors, by a unanimous vote of those voting at a meeting at which all the directors of Orthovita were present, has approved the transactions contemplated by the Merger Agreement and recommended acceptance of the Offer and the Merger to Orthovita’s shareholders. While reserving and not waiving its right to challenge the validity of the PTDL or its applicability to the Offer, Purchaser is making a Section 8(a) filing with the PSC in order to qualify for the exemption from the PTDL. Pursuant to Section 10 of the PTDL, Purchaser will submit the appropriate $100 notice filing fee along with the Section 8(a) filing. Additional information about the Offer has been filed with the PSC pursuant to the PTDL and is available for inspection at the PSC’s office at Eastgate Office Building, 2nd Floor, 1010 North Seventh Street, Harrisburg, PA 17102-1410 during business hours.

Chapter 25 of the Business Corporation Law contains other provisions relating generally to takeovers and acquisitions of certain publicly owned Pennsylvania corporations such as Orthovita that have a class or series of shares entitled to vote generally in the election of directors of a corporation registered under the Exchange Act (a “registered corporation”). The following discussion is a general and highly abbreviated summary of certain features of such chapter and is qualified in its entirety by reference to Chapter 25 of the Business Corporation Law.

In addition to other provisions not applicable to the Offer or the Merger, Subchapter 25D of the Business Corporation Law includes provisions requiring approval of a merger of a registered corporation with an “interested shareholder” in which the “interested shareholder” is treated differently from other shareholders, by the affirmative vote of the shareholders entitled to cast at least a majority of the votes that all shareholders other than the interested shareholder are entitled to cast with respect to the transaction without counting the votes of the interested shareholder. This disinterested shareholder approval requirement is not applicable to a transaction (i) approved by a majority of disinterested directors, (ii) in which the consideration to be received by shareholders is not less than the highest amount paid by the interested shareholder in acquiring his shares, or (iii) effected without submitting the merger to a vote of shareholders as permitted in Section 1924(b)(1)(ii) of the Business Corporation Law. Orthovita has opted out of Subchapter 25D in its Articles of Incorporation and has represented to Stryker and Purchaser that Subchapter 25D is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25E of the Business Corporation Law provides that, in the event that Purchaser (or a group of related persons, or any other person or group of related persons) were to acquire Shares representing at least 20% of the voting power of Orthovita, in connection with the Offer or otherwise (a “Control Transaction”), shareholders of Orthovita would have the right to demand “fair value” of such shareholders’ Shares and to be paid such fair value upon compliance with the requirements of Subchapter 25E. Under Subchapter 25E, “fair value” may not be less than the highest price per share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the Control Transaction, plus an increment, if any, representing any value, including, without limitation, any proportion of value payable for acquisition of control of Orthovita, that may not be reflected in such price. Orthovita has opted out of Subchapter 25E in its Articles of Incorporation and has represented to Stryker and Purchaser that Subchapter 25E is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25F of the Business Corporation Law prohibits under certain circumstances certain “business combinations,” including mergers and sales or pledges of significant assets, of a registered corporation with an “interested shareholder” for a period of five years. Subchapter 25F exempts, among other things, business combinations approved by the board of directors prior to a shareholder becoming an interested shareholder. Orthovita has represented to Stryker and Purchaser that Subchapter 25F will not be applicable to the contemplated Merger because of approval of the Merger by the Orthovita board of directors prior to Stryker or Purchaser becoming an interested shareholder.

Subchapter 25G of the Business Corporation Law, relating to “control-share acquisitions,” prevents under certain circumstances the owner of a control-share block of shares of a registered corporation from voting such shares unless a majority of both the “disinterested” shares and all voting shares approve such voting rights. Failure to obtain such approval may result in a forced sale by the control-share owner of the control-share block to the corporation at a possible loss. Orthovita has opted out of Subchapter 25G in its Articles of Incorporation and has represented to Stryker and Purchaser that the Orthovita board of directors has irrevocably exempted the Merger Agreement, the Tender and Voting Agreements and other agreements contemplated by the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, from the requirements of Subchapter 25F.

Subchapter 25H of the Business Corporation Law, relating to disgorgement by certain controlling shareholders of a registered corporation following attempts to acquire control, provides that under certain circumstances any profit realized by a controlling person from the disposition of shares of the corporation to any person (including to the corporation under Subchapter 25G or otherwise) will be recoverable by the corporation. Orthovita has opted out of Subchapter 25H in its Articles of Incorporation and has represented to Stryker and Purchaser that Subchapter 25H is not applicable to the transactions contemplated by the Merger Agreement.

Subchapter 25I of the Business Corporation Law entitles “eligible employees” of a registered corporation to a lump sum payment of severance compensation under certain circumstances if the employee is terminated, other than for willful misconduct, within 90 days before voting rights lost as a result of a control-share acquisition are restored by a vote of disinterested shareholders. Subchapter 25J of the Business Corporation Law provides protection against termination or impairment under certain circumstances of “covered labor contracts” of a registered corporation as a result of a “business combination transaction” if the business operation to which the covered labor contract relates was owned by the registered corporation at the time voting rights are restored by shareholder vote after a control-share acquisition. Orthovita has opted out of Subchapters 25I and 25J in its Articles of Incorporation and has represented to Stryker and Purchaser that neither Subchapter 25I nor 25J is applicable to the transactions contemplated by the Merger Agreement.

Section 2504 of the Business Corporation Law provides that the applicability of Chapter 25 of the Business Corporation Law to a registered corporation having a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act or otherwise satisfying the definition of a registered corporation under Section 2502(l) of the Business Corporation Law shall terminate immediately upon the termination of the status of the corporation as a registered corporation. The purchase of a substantial number of Shares pursuant to the Offer may result in Orthovita being able to terminate its Exchange Act registration, although Stryker has no current intention to do so prior to the effective time of the Merger.

Orthovita, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

Shareholder Approval. Orthovita has represented in the Merger Agreement that execution, delivery and performance of the Merger Agreement and the consummation by Orthovita of the Offer, the Merger and all other transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Orthovita are necessary to authorize the execution, delivery and performance by Orthovita of the Merger Agreement or to consummate the transactions (other than, with respect to the Merger, the adoption of the Merger Agreement by the holders of a majority of the then-outstanding Shares, if and to the extent required under the Business Corporation Law). As described above in Section 12 — “Purpose of the Offer, Plans for Orthovita — Plans for Orthovita”, such approval is not required if the Merger is consummated pursuant to the short form merger provisions of the Business Corporation Law. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other shareholder of Orthovita.

17.	Dissenters Rights.

Shareholders do not have dissenters rights as a result of the Offer. However, if the Merger is consummated, shareholders may have certain rights pursuant to the provisions of Subchapter 15D of the Business Corporation Law or any successor or replacement provision to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Shareholders will only be entitled to dissenters rights in the Merger if (i) prior to the Merger (A) the Shares are no longer designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or listed on a national securities exchange and (B) the Shares are beneficially and of record held by 2,000 persons or less or (ii) Purchaser owns 80% of the Shares and the Merger is consummated as a “short-form” merger pursuant to Section 1924(b)(1)(ii) of the Business Corporation Law. If the statutory procedures are complied with and dissenters rights are applicable, such rights could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting shareholders. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer Price or the market value of the Shares, including asset values and the investment value of the Shares. The fair value so determined could be more or less than the Offer Price.

In circumstances in which dissenters rights are applicable, if any shareholder who demands payment but fails to perfect, or effectively withdraws or loses his right to dissent and obtain payment, as in accordance with the procedures of Subchapter 15D of the Business Corporation Law, each Share of such shareholder will be converted into the Offer Price, without interest and less any withholding taxes, in accordance with the Merger Agreement.

The foregoing discussion is not a complete statement of law pertaining to dissenters rights under the Business Corporation Law and is qualified in its entirety by the full text of Subchapter 15D of the Business Corporation Law.

You cannot exercise dissenters rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to dissenters rights in connection with the Merger, you will receive additional information concerning dissenters rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Pennsylvania law, before you have to take any action relating thereto.

If you tender your Shares in the Offer, you will not be entitled to exercise dissenters rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18.	Fees and Expenses.

Stryker and Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Stryker nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding to their customers materials relating to the Offer. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tender of Shares be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Stryker or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Orthovita is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of the Orthovita board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Orthovita” above.

Neither the Offer nor this Offer to Purchase and the Letter of Transmittal constitutes a solicitation of proxies for any meeting of Orthovita’s shareholders. Any such solicitation that we or any of our affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

Owl Acquisition Corporation

May 27, 2011

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF STRYKER AND PURCHASER

1.	Directors and Officers of Stryker

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Stryker are set forth below. Unless otherwise specified below, the business address and phone number of each such director and executive officer is 2825 Airview Boulevard, Kalamazoo, Michigan 49002, (269) 389-2600, and each is a citizen of the United States.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Stephen P. MacMillan President Chief Executive Officer Director	Stephen P. MacMillan, age 47, was appointed President and Chief Operating Officer of Stryker in June 2003 and Chief Executive Officer as of January 1, 2005. He was also appointed Chairman of the Board on January 1, 2010. Prior to joining Stryker, he was most recently Sector Vice President, Global Specialty Operations for Pharmacia Corporation, which he joined in 1999. Prior to Pharmacia, he spent 11 years at Johnson & Johnson (“J&J”), most recently as President of Johnson & Johnson-Merck Consumer Pharmaceuticals, a joint venture between J&J and Merck. Prior to joining J&J, he held various marketing positions at Procter & Gamble.

Lonny J. Carpenter Group President, Global Quality and Operations	Lonny J. Carpenter, age 49, was appointed Group President, Global Quality and Operations in September 2009 and was the Group President, Instruments and Medical since November 2008. He had previously been President, Stryker Medical since May 2008 and Vice President and General Manager, Stryker Medical since 2006. After joining Stryker in 1989, Mr. Carpenter held various roles of increasing responsibility at Stryker Instruments before being promoted to Vice President, Global Operations, Stryker Instruments in 2004.

Andrew G. Fox-Smith Group President, International	Andrew G. Fox-Smith, age 45, was appointed Group President, International in January 2008. He had previously been President, Pacific since 2005, Vice President and General Manager, Stryker Pacific since 2001 and Managing Director, UK/Ireland/South Africa since 1999. Prior to the acquisition of Howmedica in 1998, he held various sales positions with the Howmedica division of Pfizer since 1994.

Curtis E. Hall Vice President General Counsel Secretary	Curtis E. Hall, age 55, was appointed Vice President and General Counsel of Stryker in June 2004, and was also appointed Secretary of Stryker in June 2010. He had previously been General Counsel for Stryker since 1994. Prior to joining Stryker, he was a partner in the Michigan law firm of Miller, Canfield, Paddock and Stone, an Assistant United States Attorney in Washington, D.C. and an Assistant District Attorney in New York City.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Curt R. Hartman Vice President Chief Financial Officer	Curt R. Hartman, age 47, was appointed Vice President and Chief Financial Officer in April 2009 and was the Vice President, Finance of Stryker since November 2008. He had previously been President, Stryker Global Instruments since 2006 and President, Stryker Instruments since 2003. After joining Stryker in 1990, Mr. Hartman held several functional leadership roles at Stryker Instruments before being promoted to Vice President and General Manager, Stryker Instruments in 1999.

Marcia S. Kaminsky Vice President, Communications and Public Affairs	Marcia S. Kaminsky, age 52, was appointed Vice President, Communications and Public Affairs in December 2010. Prior to joining Stryker, she served as Vice President, Corporate Responsibility for United Airlines, Senior Vice President, Corporate Communications for USG Corporation, Senior Vice President, Public Affairs for Harris Bank/Bank of Montreal and various communication and public affairs roles at Nutrasweet and Quaker Oats.

Tony M. McKinney Vice President Chief Accounting Officer	Tony M. McKinney, age 41, was appointed Vice President, Chief Accounting Officer in November 2008. He had previously been the Vice President, Finance, International Group since 2006 and Group Controller, International Group since 2004. After joining Stryker in 1995, Mr. McKinney held various roles of increasing responsibility in the Corporate Accounting department before becoming the Director, Finance for the Japan Division in 2002. Prior to joining Stryker in 1995, Mr. McKinney was an Audit Senior Accountant with Ernst & Young LLP.

Michael P. Mogul Group President, Orthopaedics	Michael P. Mogul, age 46, was appointed Group President, Orthopaedics in September 2009. He had previously been President, Stryker Orthopaedics since 2005 and Managing Director of Stryker’s businesses in Germany, Austria and Switzerland since 2000. After joining Stryker in 1989, Mr. Mogul held various roles of increasing responsibility at Stryker Instruments before being promoted to Vice President of Sales for the now Orthopaedics division in 1994.

Katherine A. Owen Vice President, Strategy and Investor Relations	Katherine A. Owen, age 40, was appointed Vice President, Strategy and Investor Relations in February 2007. Prior to joining Stryker, she served as a medical technology analyst at Merrill Lynch. Prior to that she held a similar position at Cowen & Co./SG Cowen and had been a corporate lending analyst at State Street Bank.

Michael W. Rude Vice President, Human Resources	Michael W. Rude, age 49, was appointed Vice President, Human Resources of the Company in July 2000. Prior to joining Stryker, he served as Vice President of Human Resources for the SCIMED Division of Boston Scientific Corporation. Prior to that he held various positions as Vice President, Human Resources within The Dun & Bradstreet Corporation and spent eight years in various Human Resources positions at Baxter International, Inc.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Timothy J. Scannell Group President, MedSurg and Spine	Timothy J. Scannell, age 46, was appointed Group President, MedSurg and Spine in September 2009 and was Group President, Spine and Endoscopy since November 2008. He had previously been President, Stryker Spine since 2005 and Vice President and General Manager, Stryker Spine since 2003. After joining Stryker in 1990, Mr. Scannell held a variety of leadership roles at Stryker Endoscopy before being promoted to Vice President and General Manager, Stryker Biotech in 2001.
Kevin A. Lobo Group President, Neurotechnology and Spine

Kevin A. Lobo, age 46, was appointed Group President, Neurotechnology and Spine in April 2011. Prior to joining Stryker, he served as Worldwide President of Ethicon Endo-Surgery, a division of Johnson & Johnson, from June 2009 to April 2011, as President of Ethicon Endo-Surgery from July 2006 to May 2009 and President of Johnson & Johnson Medical Products from October 2005 to July 2006. He also served as Vice President, Finance, for the McNeil Consumer and Specialty Pharmaceuticals business and served as the General Manager for the McNeil Consumer Healthcare business in Canada. Prior to joining Johnson & Johnson, Kevin served in general management and financial and information technology leadership roles for eight years at Rhodia, the chemical spin-off from Rhone-Poulenc, a French chemical and pharmaceutical company.

Howard E. Cox, Jr. Director	Howard E. Cox, Jr., age 67, has been a Partner of Greylock and its affiliated venture capital partnerships since 1971. He is also a member of the Harvard Medical School Board of Fellows and of the Investment Committees of the Dana Farber Cancer Institute, Partners Healthcare System, Inc. and the Boston Museum of Fine Arts.
Srikant M. Datar Director	Srikant M. Datar, age 57, has been the Arthur Lowes Dickinson Professor at the Graduate School of Business Administration of Harvard University since 1996 and was the Senior Associate Dean from 2001 to 2010. Prior to 1996, he was Professor, Accounting and Management, since 1989 at Stanford University. He is also a director of Novartis AG, a multinational pharmaceutical and consumer health products company, ICF International, Inc. a management, technology and policy consulting firm and KPIT Cummins Infosystems Ltd. (India), a global IT consulting and product engineering partner company.
Roch Doliveux Director	Roch Doliveux, age 60, has been the CEO and Chairman of the Executive Committee of UCB S.A., a global biopharmaceutical company, since 2005. He was also CEO of Pierre Fabre Pharmaceuticals and President of Schering-Plough International, a subsidiary of Schering-Plough Corporation.
Louise L. Francesconi Director	Louise L. Francesconi, age 57, is the Former Vice President of Raytheon Company and former President of Raytheon Missile Systems, which she led from 1996 to July 2008. She is also Chairman of the Tucson Medical Center Healthcare Board of Trustees and a director of Unisource Energy Corporation, a utility that delivers natural gas and electric service, and Global Solar Energy, Inc., a producer of solar cells.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Allan C. Golston Director	Allan C. Golston, age 44, has been the President, United States Program for the Bill & Melinda Gates Foundation since 2006, and Chief Financial and Administrative Officer of the Bill & Melinda Gates Foundation from 2000 to 2006. Mr. Golston is also a director of Malt-O-Meal, a privately held breakfast cereal corporation, where he is the Chair of the Audit Committee.
Howard L. Lance Director	Howard L. Lance, age 55, has been the Chairman, President and Chief Executive Officer of Harris Corporation, an international communications and information technology company, since 2003. He is also a director of Eastman Chemical Company, a worldwide manufacturer of chemicals, fibers and plastics, and was a director at Harris Stratex Networks Inc., a provider of wireless transmission systems and network management software (2007 to 2009).
William U. Parfet Director	William U. Parfet, age 64, has been the Chairman and Chief Executive Officer of MPI Research, Inc., a drug safety and pharmaceutical development company, since 1999. He is also a director of Monsanto Company, a provider of agricultural products that improve farm productivity, and Taubman Centers, Inc., a real estate development company. He was also a director at PAREXEL Company, a provider of agriculture products (2001 to 2007) and CMS Energy Corporation, a provider of electricity and natural gas (1991-2005).
Ronda E. Stryker Director	Ronda E. Stryker, age 56, is the granddaughter of the founder of Stryker and daughter of a former President of Stryker. She is also Vice Chair and a director of Greenleaf Trust, a bank, a trustee of Spelman College and of Kalamazoo College and Vice Chairperson of the Kalamazoo Community Foundation.

2.	Directors and Officers of Purchaser

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below. Unless otherwise specified below, the business address and phone number of each such director and executive officer is 2825 Airview Boulevard, Kalamazoo, Michigan 49002, (269) 389-2600, and each is a citizen of the United States.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Michael P. Mogul President Director	Michael P. Mogul, age 46, was appointed Group President, Orthopaedics in September 2009. He had previously been President, Stryker Orthopaedics since 2005 and Managing Director of Stryker’s businesses in Germany, Austria and Switzerland since 2000. After joining Stryker in 1989, Mr. Mogul held various roles of increasing responsibility at Stryker Instruments before being promoted to Vice President of Sales for the now Orthopaedics division in 1994.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Jeanne M. Blondia Vice President, Treasurer	Jeanne Blondia age 46, joined Stryker as vice president and treasurer in May 2008. Ms. Blondia is responsible for the Treasury department including all treasury, risk, insurance and travel functions. Prior to joining Stryker, Ms. Blondia served as the vice president and treasurer of Constellation Energy Group, Inc from July 2004 to April 2008. At Constellation she had full treasury responsibilities including funding plans for business growth and was also highly involved in merger and acquisition activities. She previously worked at the General Motors Treasurer’s office in New York and held various roles of increasing responsibility, including director of business development for GMAC, GM’s finance subsidiary.
Wayne D. Dahlberg Vice President, Finance	Wayne D. Dahlberg, age 51, was appointed Vice President, Chief Financial Officer and Compliance Officer of Stryker’s Orthopaedics division in 2009. He had previously been the Vice President, Finance and Compliance since 2008 and Vice President, Finance since 1999 at the Orthopaedics division.
Eric Lum Vice President, Tax	Eric Lum, age 53, was appointed Vice President, Tax in March 2001. He had previously been Director of Tax from 1991 to 2001 and Tax Manager since joining Stryker in April 1987. Prior to joining Stryker, Mr. Lum was a Tax Manager at Price Waterhouse & Co. (now Pricewaterhouse Coopers).
Mary Anne McDonald Vice President, Secretary Director

Mary Anne McDonald, age 53, was appointed Assistant Secretary of Stryker in June 2010, and served as the Vice President, Corporate Social Responsibility for Stryker from December 2008 to December 2010. Prior to this, she served as the Chief Legal Counsel at Stryker Orthopaedics from July 2005 through December 2008.

Prior to joining Stryker, she was the Executive Vice President and General Counsel of the Henry H. Kessler Foundation, Inc. (from December 2003 through June 2005), and the General Counsel, Executive Vice President and Secretary of Kessler Rehabilitation Corporation (prior to December 2003).

Tony M. McKinney Director	Tony M. McKinney, age 41, was appointed Vice President, Chief Accounting Officer in November 2008. He had previously been the Vice President, Finance, International Group since 2006 and Group Controller, International Group since 2004. After joining Stryker in 1995, Mr. McKinney held various roles of increasing responsibility in the Corporate Accounting department before becoming the Director, Finance for the Japan Division in 2002. Prior to joining Stryker in 1995, Mr. McKinney was an Audit Senior Accountant with Ernst & Young LLP.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each shareholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	If delivering by hand or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

For assistance call (877) 248-6417 or (718) 921-8317

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect (212) 750-5833

Email: info@innisfreema.com